

TABLE OF CONTENTS

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS				
Operating Data:					
Net sales	$135,954	$116,227	$104,036	$91,448	$77,960
Gross profit	60,724	48,515	38,098	30,624	30,042
Income before income taxes	27,023	16,762	9,788	774	4,761
Net income	17,295	11,310	6,736	827	3,226
Net income per share	$0.64	$0.43	$0.28	$0.04	$0.15
Weighted average shares outstanding (diluted)	27,034	26,238	23,876	21,836	21,015
Balance Sheet Data:					
Working capital	$56,931	$34,582	$26,911	$32,447	$33,934
Total assets	107,301	78,305	66,659	71,447	72,360
Long-term debt	-0-	17	5,727	24,102	27,817
Stockholders' equity	$88,243	$63,399	$47,658	$34,773	$32,690

This report includes "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are Forward-Looking Statements for purposes of these provisions. The Company assumes no obligation to update any Forward-Looking Statement. Although the Company believes the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results will differ, and may differ materially, from those projected or assumed in the Forward-Looking Statements. The Company's future financial condition and results of operations, as well as any Forward-Looking Statements, are subject to inherent risks and uncertainties, including factors referenced in the Company's press releases and filings with the Securities and Exchange Commission. A number of the factors that may have a direct bearing on the Company's financial condition and operating results are described under "Factors That May Affect Future Results" beginning on page 13 of the Company's Annual Report on Form 10-K.

ABOUT THE COVER

Merit Medical Systems, Inc. reported another record-breaking year in 2003. The cover's depiction of an oak tree represents Merit's strength and grounding in current markets and the potential for future growth and branching into new markets.

Corporate Headquarters
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095
801-253-1600
www.merit.com

President's Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to report another record-breaking year for Merit Medical Systems, Inc. The year 2003 ended with record net income and record revenues. Our success can be attributed to many factors, including rising sales in all categories, increased efficiencies, employee productivity gains, expansion of existing markets and new product introductions.

The Company finished strongly with 17% top-line growth in the year 2003. Gross margins were at a record 44.7%, and productivity increased 8% based on sales per employee. We continued to generate higher sales over a relatively constant expense base. Our net income rose 53%, while our cash balance at December 31, 2003 rose to $30.2 million, an increase of 212% from $9.7 million at December 31, 2002.



Fred Lampropoulos



ANNUAL REPORT

Merit Medical Systems, Inc.

Shortly after the first of the year, a few members of our management team and I discussed the accomplishments of the past year and our plans for the future. It became clear that our goals for the upcoming year are to sustain profitable growth and plan for a solid future. We are striving to achieve these goals in many ways.

First, we are expanding our campus in South Jordan, Utah. We are breaking ground on a 180,000 square foot facility that will increase our manufacturing space by approximately 50% worldwide and allow us to consolidate operations currently located in Salt Lake City and Santa Clara, California. The new facility is designed to house expanded injection molding and electronics capabilities, an automated inventory warehouse, as well as a wafer fabrication facility.

We are also branching out by adding 40,000 square feet to our facility in Galway, Ireland to facilitate the Company's growth in Europe and make room for new research and development projects.



The new product introductions we have planned for 2004 are some of our most exciting ever. The Mini Access Kit (Merit MAK™), which was recently introduced, and the Viceroy™ inflation device are just two of the products from which we expect to benefit. We also expect sales of other products that were introduced in the latter part of 2003, such as the IntelliSystem® II monitor, the Merit H_2O™ hydrophilic guide wire, and the Merit pressure infusor bag to increase as well. We expect to experience an expanding health care market with multiple niches in which to innovate.

FINANCIAL RESULTS

Revenues for the year ended December 31, 2003 were a record $136.0 million, compared with $116.2 million for the same period in 2002, an increase of approximately 17%. Net income rose to a record $17.3 million, or $0.64 per share, in 2003, compared with $11.3 million, or $0.43 per share for 2002, an increase of nearly 53%. Net income for 2003 included a gain from a settlement of a legal dispute and sale of land of approximately $627,000 (net of tax), or $0.02 per share, which occurred in the first and second quarters of 2003.



Sales of every category of Merit's products grew in 2003, compared to 2002. Stand-alone product sales increased 19%; custom kit sales increased 18%; inflation device sales grew 17%; and catheter sales rose 9%.

Merit's gross margin improved to 44.7% in 2003, compared to 41.7% in 2002, due primarily to higher production volumes, employee productivity improvements and cost-saving programs which were achieved during 2003.

Total operating expenses for 2003 decreased as a percentage of sales to 25.8%, compared to 27.3% in 2002. Selling, general and administrative expenses declined as a percentage of sales to 22.4% in 2003, compared to 23.9% in 2002.

Research and development expenditures remained at 3.4% of sales in 2003, approximately the same level as 2002.



Mini Access Kit - Merit MAK™

Income before income tax expense rose 61% to a record $27.0 million in 2003, compared to $16.8 million in 2002. The Company's overall effective tax rate increased to 36.0% in 2003, compared to 32.5% in 2002. The increase in the effective tax rate was primarily the result of lower taxable income for the Company's operations in Ireland, which are taxed at a lower rate than U.S. operations.

In addition, Merit effected four-for-three stock splits in August 2003 and November 2003 in order to facilitate greater liquidity of our common stock.


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ALL BUSINESS
AMERICA'S FASTEST-GROWING SMALL COMPANIES
ENTREPRENEUR OF THE YEAR
Forbes
200 BEST SMALL COMPANIES
MICROSOFT GOES HOLLYWOOD
BusinessWeek
THE TAX CUT
BMW
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HOT GROWTH COMPANIES
The 100 Best Small Companies

Merit ranked 25th in Fortune, 43rd in Forbes and 75th in BusinessWeek.



Our performance received many recognitions. *Fortune Small Business* ranked Merit 25th on "The FSB 100 List of America's Fastest-Growing Small Companies;" Merit was acknowledged for the third year in a row by *Forbes Magazine*, ranking 43rd on the "Forbes 200 Best Small Companies in America;" and Merit ranked 75th on *BusinessWeek Magazine*'s list of 100 "Hot Growth Companies."

NEW PRODUCT STRATEGY

Merit Medical has gained a worldwide reputation for high quality products, customer service and innovation. Our new product development efforts continue to be centered around collaborating with physicians, determining their needs and creating or improving products that make their jobs safer and easier. We plan to maintain our strong presence in cardiology and radiology and to increase that presence by extending our product offerings.

During the year 2003, Merit introduced nine new products, all of which contributed, and we expect will continue to contribute, to top-line growth. Our product pipeline is full of new product ideas, a number of which will be introduced in 2004.

Through our direct sales force of about 70 people in the United States and Europe, we currently place our products in more than 3,000 hospitals worldwide.

LOOKING AHEAD

We enter 2004 with a clearly focused strategy of providing high quality, single-use products for cardiology and radiology. We expect to continue to grow our sales at the organic level by gaining market share with existing products and introducing new products into market niches that are often overlooked by bigger companies, but which provide clinicians valuable features and benefits at reasonable prices. As the general population ages, we intend to expand our business through procedural growth rates as well.



We consistently have grown our top line every year, and sales have not declined on any of our product groups since Merit was founded. By actively pursuing acquisitions of complementary products and/or companies, we hope to fortify our already strong presence in the market areas in which we participate. With no debt and a strong cash position, we have considerable financial flexibility for various opportunities.

Merit is emerging as a premier medical device company, and we appreciate everyone who has helped make this happen. Thanks to all our dedicated employees, our solid management team, and our loyal shareholders as we continue our quest to become even better.

Best personal regards,



Fred P. Lampropoulos
Chairman and CEO

From its beginnings, Merit Medical has demonstrated uncommon success in the identification of customer needs in products used by both radiologists and cardiologists. As the Company matures and grows, our goal is to continually build on that solid base of innovation while creating differentiated, quality products.

We are confident in the pursuit of this strategy based on our accomplishments to date. Our technology continues to expand as we improve core competencies, including injection molding, insert molding, semiconductor and sensor technology, catheter and tubing braiding and extrusion, guide wire coiling and manufacturing, custom kit assembly and packaging, marker band forming ("swaging"), catheter and wire surface modification, and electronic programming and circuits.



Merit's record-setting growth and sales strength in 2003 were nurtured by a variety of factors. Procedural growth rates near 9% in both cardiology and radiology helped drive unprecedented sales. The Company grew sales over the procedural growth rate by improving the quality and efficiencies of base products, expanding product offerings with line extensions to selected product families, and by introducing several key new products into the marketplace.

Another factor in Merit's sales growth during 2003 was the increase in product sales that resulted from new product introductions and line extensions to successful base products.

MERIT BRANCHES OUT WITH NEW DRAINAGE PRODUCTS FOR RADIOLOGY

Paracentesis is the percutaneous puncture of a cavity in the abdomen with a needle or another hollow instrument for diagnostic or therapeutic aspiration of fluid. The Merit Safety Paracentesis Procedure Tray™ (SPPT) is designed to provide the necessary components to perform a paracentesis procedure easily, economically and safely. The procedure tray includes the OneStep® centesis catheter, which Merit launched in 2002. The safety needles enclosed in the tray help to minimize the risk of accidental needle stick injuries. This new tray is one of the latest innovative products Merit launched in a broad line of drainage catheters and accessories.

In addition to the SPPT kit, a number of line extensions were also added to the OneStep centesis catheter family in 2003. Because of overwhelmingly positive customer feedback, Merit launched a full line of centesis catheters with and without side holes, and with and without a locking fixation nut. These modifications and additions to the drainage catheter help to improve the handling of the products and demonstrate Merit's responsiveness to customer needs.



Safety Paracentesis Tray



CONTINUED COMMITMENT AND DEDICATION TO SAFETY PRODUCTS



A•S•K Merit™ - Access Safety Kit

Many invasive procedures begin with a puncture site in a blood vessel for the introduction of vascular access devices. Merit's new vascular Access Safety Kit (A•S•K Merit™) is designed specifically for radiology and cardiology. It incorporates new, shielded technology on needles and scalpels used to gain access to the patient's vasculature prior to angiographic procedures. The safety mechanism helps to minimize needlestick and sharps injuries. This new kit promotes compliance with the Needlestick Safety and Prevention Act.

NEW PRESSURE INFUSOR BAG WITH PATENTED FEATURE

Merit's Pressure Infusor Bag (PIB), with a patented over-pressure valve, is part of our anticipated future sales revenue and growth. The PIB is used to apply pressure and control the delivery of fluids such as IV solutions or blood products to the patient. The PIB incorporates a patented, easy-to-read pressure gauge that allows the clinician to determine the amount of pressure applied to the fluid. The gauge also includes a bleed-off mechanism to ensure that fluids are not infused too rapidly and an over-pressure mode to minimize the occurrence of bag rupture.


500ml
150 mmHg
250 mmHg
Pressure Infusor Bag



FOCUS ON DIGITAL TECHNOLOGY STRENGTHENS MARKET POSITION

Pioneering innovation has been Merit's hallmark, as evidenced by the launch of the IntelliSystem® II Color Monitor. At Merit, we believe in product innovations that contribute to the physician's skill and improve clinical outcomes. Innovation and new technology add to existing clinical potential and also allow us to expand into new dimensions once thought impossible. In 2003, Merit proudly introduced a new standard in digital technology with the IntelliSystem II Monitor used to accompany the Merit IntelliSystem, one of the industry's most advanced balloon inflation devices. The full-color digital display and printing capabilities improve the access of critical information for clinicians.



IntelliSystem® II Color Monitor

The new Monarch® 30 atmosphere (ATM) inflation device that Merit launched late in 2003 expanded the already comprehensive offering of Merit's balloon inflation devices. The newest product improvement incorporates a digital measurement up to 30 ATM for the growing need for higher-pressure angioplasty balloons and stents.



Monarch® 30 Inflation Device

NEW GUIDE WIRES EXPAND CORE COMPETENCY

In 2003, Merit launched two new products that incorporated surface modification to improve clinical outcomes. The first was the Merit InQwire® heparin-coated guide wire. An evaluation of the thrombogenicity (blood clot formation) of the Merit coated wire was assessed relative to two leading competitors in an independent, third-party study. In six separate trials, the study demonstrated that the Merit heparin-coated wire was significantly less thrombogenic than the two leading competitive heparin-coated wires.


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MERIT INQWIRE
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The Merit H_2O™ hydrophilic guide wire was also launched in late 2003. The new line of hydrophilic coated wires increases the lubricity of the surface of the wire to enhance catheter tracking. "Slippery when wet" takes on a whole new meaning to clinicians who need a high performance wire.



Merit H_2O™ Hydrophilic Guide Wires are "slippery when wet."

VISUALIZE THE DIFFERENCE WITH 4F VESSEL SIZING CATHETERS

Merit Medical launched the 4F Vessel Sizing Catheter line extension designed for accurate measurement of a patient's vascular anatomy. This new catheter takes the guesswork out of selecting the appropriate interventional device. In addition, Merit's existing 5 French line includes the Pigtail, Straight, Ultra Bolus and Modified Hook configurations. With excellent flow rates of 21ml/sec on our 65cm length, and accurate placement of platinum marker bands, this product provides the clinician with a precise instrument for anatomical measurement.



4 French Vessel Sizing Catheters



Innovation in cardiology and radiology is Merit's mission. The Company has consistently launched new products every year since its incorporation in 1987. Merit products are now used by thousands of clinicians in several countries throughout the world. We control a leading or strong market share in most segments in which we compete. A continued flow of new product improvements and innovation has helped drive Merit's success. We expect our innovation will continue to play a significant role in the future. We are proud to provide medical products for clinicians who value innovation and quality.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

MERIT MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Utah	**0–18592**	**87–0447695**
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1600 West Merit Parkway
South Jordan, Utah 84095

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (801) 253–1600

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Title of Class: Common Stock, No Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Act) Yes X No

The aggregate market value of the Common Stock held by non–affiliates of the Registrant, on June 30, 2003, which is the last day of the Registrant's most recently completed second fiscal quarter (based upon the closing sale price of the Common Stock on the NASDAQ National Market System on June 30, 2003), was approximately $263 million. Shares of Common Stock held by each officer and director and by each person who may be deemed to be an affiliate have been excluded.

As of March 10, 2004, the Registrant had 26,095,533 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference in Part III of this Report: the Registrant's definitive Proxy Statement relating to the Annual Meeting of Shareholders scheduled for May 25, 2004.

TABLE OF CONTENTS

PART I.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report includes "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statements of assumptions underlying any of the foregoing. All Forward-Looking Statements included in this document are made as of the date hereof and are based on information available to the Company as of such date. The Company assumes no obligation to update any Forward-Looking Statement. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "intends," "believes," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although the Company believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward-Looking Statements are subject to inherent risks and uncertainties, including market acceptance of the Company's products, product introductions, potential product recalls, delays in obtaining regulatory approvals, cost increases, fluctuations in and obsolescence of inventory, price and product competition, availability of labor and materials, development of new products and techniques that render the Company's products obsolete, product liability claims, foreign currency fluctuations, changes in health care markets related to health care reform initiatives and other factors referred to in the Company's press releases and reports filed with the Securities and Exchange Commission (the "SEC"). All subsequent Forward-Looking Statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Additional factors that may have a direct bearing on the Company's operating results are described under "Factors That May Affect Future Results" beginning on page 12.

Item 1. Business.

GENERAL

Merit Medical Systems, Inc. (the "Company" or "Merit," "we," or "us") was formed in 1987 by a few members of its current management for the purpose of producing single-use medical products of high quality and superior value primarily for use in diagnosis and treatment of cardiovascular disease. The Company's products are designed to provide physicians and other health care professionals with devices that enable them to perform interventional and diagnostic procedures safely and effectively. Initially, the Company's expertise in product design, proprietary technology and skills in injection and insert molding enabled it to introduce innovative new products and capture significant market share. The Company subsequently combined its plastics molding capability with the application of proprietary electronics and sensor–based technologies to develop a line of angioplasty inflation products with electronic sensing and display features. These devices are now included in a group of sensor–based products designed to address a broad range of needs related to diagnostic and interventional catheterization procedures performed in hospitals. The Company has expanded its product offerings to include angiographic catheters, guide wires, needles, safety products, therapeutic infusion catheters and accessories, drainage catheters and accessories, and a number of line extensions to core products.

The Company's strategy is to offer a broad line of innovative, disposable products for diagnosis and intervention in radiology and cardiology. Merit continues to increase market acceptance and penetration for both its existing and new products in the United States and in international markets. Longer term, the Company's strategy is to extend the application of its sensor–based technologies, plastics molding, catheter, guide wire, and electronic capabilities and to develop products for diagnostic and interventional procedures in additional markets such as neuroradiology, nephrology, pain management and critical care. The Company's sales of stand-alone products in combination with custom kits have increased as additions have been made to the Company's product lines. In 2003, approximately 51% of the Company's sales were made directly to U. S. hospitals and approximately 24% of sales were made to custom packagers, distributors and original equipment manufacturers ("OEM") companies who also distribute to U. S. hospitals. Approximately 25% of the Company's sales in 2003 were made in international markets.

The Company was organized in July 1987 as a Utah corporation. In July 1994, the Company purchased a controlling interest in Merit Sensor Systems, Inc. (formerly Sentir, Inc.), a California-based manufacturer of silicon sensors, and during 1999, the Company purchased the remaining interest in Merit Sensor Systems, Inc. The Company also has established subsidiaries in Ireland, Germany, France, the United Kingdom, Belgium, and the Netherlands to conduct its international business. In January 1997, the Company purchased the operating assets and product lines of Universal Medical Instruments Corp. ("UMI"). In August 1999, the Company purchased the operating assets and product lines of the Angleton, Texas division of Mallinckrodt Inc. ("Mallinckrodt"). Unless otherwise specified or evident from the context, references to the Company include its consolidated subsidiaries. The Company's principal offices are located in a manufacturing and office facility at 1600 West Merit Parkway, South Jordan, Utah 84095, and its telephone number is (801) 253-1600. See "Item 2. Properties."

PRODUCTS

The Company's products have been designed and developed in response to the needs of customers and patients. These needs have been identified primarily through observation of procedures in cardiac catheterization and radiology laboratories, consultation with the Company's medical advisors and consultants and direct communication with customers. Since 1988, the Company has developed and introduced several product lines, including the following:

- coronary control syringes (CCS™, Smart Tip™ Inject8™, and Inject10™);
- inflation devices (IntelliSystem®, Monarch®, basix®, basixCOMPAK™ including new 30-atmosphere versions), and monitors (IntelliSystem and IntelliSystem II™);
- specialty syringes (Medallion® and VacLok®);
- high-pressure tubing and connectors (Excite™, flexible, braided, rigid, PVC, and Sherlock™);
- waste management products (Merit Disposal Depot®, Backstop® and ShortStop®, Dugout®);
- disposable blood pressure transducer (Meritrans®); and pressure monitoring tubing;
- disposable hemostasis valves (MBA™, Passage®, Access 9™, Access Plus™, Double-Play™) and guide wire torque devices;
- manifolds and stopcocks (Marquis® series);
- radial artery compression systems (Radstat™);
- contrast management systems (Miser® and In Line Contrast Management System™, drip sets and spikes);
- angiography needles (Majestik® series, Majestik® Shielded Needle, and A.S.K. Merit Safety Access Kits™);
- drainage catheters and accessories (Resolve®, One Step™ and Percustay®, (*Percustay* is a Registered Trademark of Derma Sciences, USA);
- pericardiocentesis catheters and procedure trays;
- thrombolytic infusion catheters (Fountain® and Mistique®) and accessories (Squirt®);
- diagnostic angiographic pigtail catheters, diagnostic cardiology and radiology catheters (SofTouch® and Performa®), and marker band catheters;
- guide catheters (Trax™);
- sheath introducers (DialEase™), and vessel dilators, fixed and movable core;
- diagnostic guide wires (Inqwire®), and accessories (Keep™ and Ringmaster™), and hydrophilic guide wires, (Merit H_20™);
- and pressure infusor bags.

These products are sold separately and many are sold in custom kits consisting primarily of selected combinations of products.

The Company has not experienced any significant product liability claims; however, the sale and use of its products entail an inherent risk that product liability claims may be asserted against the Company. The Company maintains product liability insurance in the amount of $5,000,000 per occurrence and in the aggregate, which may not be adequate for expenses or liabilities actually incurred.

The following paragraphs contain a brief description of, and provide other information regarding Merit's key products:

Inflation Devices and Angioplasty Accessories. Inflation devices are large, specialized syringes used in interventional catheterization procedures to inflate balloon-tipped catheters. Each of the Company's inflation devices incorporates patented, proprietary design features which contribute to ease of use, including allowing the clinicians to engage or release the syringe plunger with one hand while increasing or decreasing pressure. Each syringe also provides a clear view of the fluid path that simplifies debubbling and contributes to accurate measurement of pressure.

The Company's IntelliSystem® inflation device, which was the first such device to incorporate electronic sensing and display features, consists of a disposable 20cc inflation syringe and an internal pressure transducer which connects to a monitor outside of the sterile field. The IntelliSystem® monitor measures, times, records, and digitally displays information concerning the pressure, duration and number of each inflation and deflation of the angioplasty balloon. The Company believes that electronic sensing display of such information is much more accurate and precise than that which can be obtained from conventional analog gauges. The data is stored and may be displayed, retrieved, graphed and printed.

In 2003, Merit launched the patented IntelliSystem II™ color monitor, an advanced balloon inflation system. It gives physicians several desirable options, including a large touch screen, an instant readout of positive and negative pressures, and an enlarged graphing display to show subtle changes in pressure measurements. In addition, the readouts are available in four languages by touching the screen. Management believes that Merit is the only company with digital technology sensitive enough to show subtle changes in pressure.

The Monarch® is a disposable inflation device which digitally displays data concerning pressure and duration of inflations and deflations on a small digital readout mounted on the barrel of the inflation syringe. The small monitor does not offer the same display, storage or printing capabilities of the IntelliSystem® & IntelliSystem II™ but offers the convenience of portable, digital operation. In 2003, Merit launched a 30-atmosphere version of the Monarch® to provide clinicians with additional options.

The basix® and the basixCOMPAK™ are disposable inflation syringes which incorporate a conventional analog pressure gauge mounted on the barrel of the inflation syringe. The basix® more closely resembles devices marketed by the Company's competitors but includes the Company's proprietary design features and benefits. The Company believes that the basix® and basixCOMPAK™ represent a significant addition to its line of inflation devices and will contribute to increased sales where both clinical outcomes and price are a priority.

Hemostasis Valves. The MBA™, Passage®, AccessPlus™, and Double Play™, hemostasis valves are used in conjunction with the Company's inflation devices and as a component of the Company's angioplasty packs. These valves are made of polycarbonate plastic for clarity and include Sherlock™ connectors. The devices differ in size and function. The MBA™ features a valve mechanism that minimizes blood loss during exchange of wires, catheters and other tools through the valve. The Access Plus™ and Access 9™ are large-bore configurations. The Double Play™ incorporates a double "Y" configuration for kissing-balloon techniques.

Torque Device. The Merit torque device is a guide wire steering tool with a tapered design and contrasting colors for improved visibility. The torque device typically is included as a component of the Company's angioplasty packs.

Coronary Control Syringes. The Company's disposable control syringes are utilized for one–handed control of the injection of contrast media and other fluids during angiography, angioplasty, and stent placement. (A stent is a device that is inserted into a vessel or passage to keep it open and prevent closure due to stricture or external pressure). Control syringes are molded from polycarbonate material, which is stronger than glass, and other plastics used in the medical products industry. The Company offers different models and sizes of the control syringes with varying features, according to physician preference. These features include different configurations of syringe handles, plungers, and connectors which allow operation of the syringe in a fixed or rotating position and varying volume sizes. In response to customer requests, Merit launched latex-free control syringes.

Specialty Syringes. Merit's Medallion® syringes, a line of disposable, latex-free, color-coded specialty syringes, are used for injection of medications, flushing manifolds and other general purposes. These syringes are molded of polycarbonate material for added strength and are available in hundreds of sizes, colors and custom printing combinations. The color-coding minimizes medication errors by allowing a clinician to assign a color for each medication to be dispensed and to differentiate syringes by their contents. The syringes also can be custom printed to the specifications of the user. The Company believes that the design, color coding and materials used in its specialty syringes contribute to patient safety and more efficient procedures. The specialty syringes are sold separately and are an important component of the Company's custom kits.

The 60ml VacLok® syringe is used to create negative pressure. There are many clinical applications for a negative pressure syringe, including abscess drainage and biopsy, balloon preparation, nephrostomy drainage, and more.

Large-Bore Stopcock™. The Large-Bore™ Stopcock is designed to facilitate movement of fluid. The large internal diameter (0.120") is designed for moving drainage fluid from the body. Like all Merit stopcocks, the large-bore version incorporates a clear body for easy visualization and a large, easy-to-manipulate handle.

Marquis™ Series Stopcock. The Company's Marquis™ Series Stopcock offers improvements to competitive stopcock devices, including a large, easy-grip handle. The Marquis™ Series Stopcock is used in connection with Sherlock™ connectors to provide improved connections during procedures.

Manifolds. The administration of saline, imaging and contrast fluids and the management of blood-pressure, fluid injection and waste collection in angiography or angioplasty procedures are accomplished through a series of valves on a manifold which control the flow of various fluids. The Company has designed its own manifold consisting of one, two, three, four or five valves. When compared to manifolds sold by competitors, the Company believes its manifold offers greater ease of use, simplified identification of flow direction and leak–free operation under the pressures of manual or mechanical injection of fluids. The Merit manifold is sold separately but is also a key component of the Company's custom kits.

Percu-Stay® – Catheter Fixation Device. Percu-Stay® is a one piece catheter tube securing device and site dressing for percutaneous drainage sites. The product provides a comfortable, low-profile fixation device for catheters and tubes. The device is used in interventional radiology, special procedures, cardiology, urology, home health care, and skilled nursing facilities.

MDD600™. The Merit Disposal Depot™ is specifically designed to temporarily collect fluids. It incorporates a drainage spout for quick and easy fluid disposal, and an internal anti-reflux valve to help prevent fluid from backing up the line. The bag also comes packaged with an adjustable velcro strap that can be used to attach the device to the patient's waist or leg.

High-Pressure Contrast Injection Line and Sherlock™ Connectors. During angiographic and diagnostic radiology procedures, contrast media must be injected through a catheter into a patient's artery or vein. This is sometimes accomplished by a mechanical injector which can generate pressures up to 1200 pounds per square inch ("psi"), and requires tubing that can withstand these pressures. The Company offers high-pressure, braided and clear, specialty tubing with proprietary Sherlock™ connectors. Excite™ is a line of clear, flexible, high-pressure tubing that combines the features of tubing clarity and strength. Sherlock™ connectors allow coupling and uncoupling of tubing with injectors, syringes and manifolds without over-tightening or breakage. The Company is currently offering specialty tubing that can handle pressures ranging from 500 to 1200 psi. The specialty tubing with Sherlock™ connectors is an important component of custom kits.

RadStat™ Radial Artery Compression Device. The RadStat™ Radial Artery Compression Device is intended to be used to apply direct pressure to the radial artery puncture site after diagnostic and interventional procedures. In addition to rapid controlled hemostasis, the RadStat™ immobilizes the wrist comfortably, permitting a patient's rapid return to ambulation.

Waste Containment Systems. Because of heightened awareness of the risks associated with blood and related waste materials, hospitals have moved toward closed systems whenever possible. To address these concerns, the Company has designed a waste containment bag which connects to a manifold in a closed system and collects waste materials such as blood and other fluids during angioplasty or other procedures. The Merit Disposal Depot™ is self-contained for ease of disposal and reduces the risk of contamination. The Backstop® is a unique and proprietary alternative fluid disposal basin designed to reduce exposure to blood-borne pathogens. The DugOut®, a large volume (1000 ml) line extension to the Backstop®, also contains an additional compartment for the storage of accessories.

Contrast Management Systems. The Miser™ and the In Line™ Contrast Management System™ have been designed to increase catheterization lab efficiencies by reducing contrast media waste. This small system helps save hospitals thousands of dollars a year in wasted contrast.

Majestik® Angiographic Needles. The angiography needle creates the percutaneous (through the skin) access site for virtually all invasive diagnostic and interventional procedures performed in cardiology and radiology. The needle provides the initial point of entry site for the introducer sheath, guide wires, catheters and any other interventional devices. The Merit Majestik® Needle helps the physician achieve precision vascular access with one of the sharpest angiography needles on the market.

Majestik® Shielded Angiography Needles. The Needlestick Safety and Prevention Act passed by the United States Congress in November 2000 requires healthcare employers to document their exposure control plan and evaluate safety-engineered products to protect clinicians. In 2002, Merit launched a new line of shielded, 18-gauge angiography introducer needles that meet the requirements of the law. Merit's management believes the Majestik® shielded needle is one of the first safety-engineered devices designed to promote safer needles in cardiology and radiology. Access Safety Kits (A.S.K. Merit) were launched in early 2003 and include protected scalpels and needles used for vascular access.

Fountain® and Mistique® Infusion Catheters. Vascular occlusion is a common anomaly that affects millions of patients each year. Both the Fountain® and the Mistique® catheters deliver therapeutic solutions to dissolve thrombolytic occlusions (blood clots) in peripheral arteries, hemodialysis grafts and deep veins. The Fountain catheter utilizes an occluding wire to effectively block off the end hole and direct the infusion therapy uniformly through the laser-drilled side holes. The Mistique is designed to be used over standard 0.035 or 0.038 guide wires to block off the end hole and direct the infusion therapy uniformly through the side holes.

Squirt® Fluid Dispensing System. The Squirt® fluid dispensing system is a unique and proprietary product designed specifically for therapeutic infusion of controlled, accurate and consistent fluid delivery. Some Fountain catheter configurations contain a Squirt® packaged with them.

InQwire® Diagnostic Guide Wires. Guide wires consist of a small-diameter wire tightly wrapped in a coated wire coil. The technology needed to produce these wires is considerable, and Merit utilizes its guide wire center of excellence in Ireland to manufacture the InQwire® Diagnostic Guide Wire. Guide wires vary in length, outside diameter and tip configuration, and are used to place either a diagnostic or therapeutic catheter into a patient's heart artery or other area of the body. In late 2003, Merit launched a line of hydrophilic guide wires (Merit H_20™).

RingMaster™. The RingMaster™ guide wire basin allows clinicians to conveniently store guide wires to maintain sterility and organization. It separates wires for quick selection, uses less table space than conventional basins because it is stackable, and it helps keep wires hydrated throughout the procedure.

Vessel Dilators. Dilators are used to dilate puncture sites. They are commonly used in radiology and cardiology over an 0.035" or 0.038" guide wire to dilate the site prior to placing sheaths and catheters in the femoral artery.

DialEase® Introducer Sheath. The DialEase® Sheath is a short introducer ideally suited for dialysis graft intervention. It is commonly used in conjunction with the Fountain® and Mistique® therapeutic infusion catheters to declot dialysis grafts.

Angiography Pigtail Catheter. In 1997, Merit acquired new product lines and technologies from UMI, a small specialty medical manufacturing firm in the State of New York. At that time, the Company began marketing a new line of thin-wall, (Teflon®), high-flow, pigtail angiographic catheters designed for smaller patients.

Pericardiocentesis Kit. On occasion, the pericardial sac surrounding the heart becomes filled with blood or fluid. To remove the fluid and the potential for heart strangulation (tamponade), a catheter is placed in the pericardial sac to drain the excess fluid. Merit offers a complete pericardiocentesis kit which combines a high-flow drainage catheter with all components needed to place the device in the pericardial sac. The kit combination saves the physician both time and money by having all components in one convenient tray.

One-Step™ Centesis Catheter. The One Step™ centesis catheter is intended to be used for short-term centesis procedures. It incorporates a luer-locked introducer needle for secure, one-handed placement. The tip of the introducer needle is echogenically enhanced for visualization during ultrasound-guided placement. The transition between the catheter and needle is smooth to facilitate insertion. In 2003, Merit launched a new line of safety kits including the One-Step centesis catheter.

Resolve® Universal Drainage Catheter with Non-Locking Pigtail. The Resolve® Universal Drainage Catheter with non-locking pigtail is a standard drainage catheter designed to expand Merit's offering of drainage products.

Meritrans® Pressure Transducer and Accessories. Diagnostic blood pressure monitoring is a critical priority in virtually all diagnostic and interventional procedures. The Meritrans® provides clinicians with reliable and precise blood pressure measurement. The clear, flow-through design makes flushing and debubbling simple and safe. The transducer is a vital component of many custom kit configurations. Pressure Monitoring Tubing and Stopcocks are common ancillary products to complement the Meritrans®. Merit provides several reusable accessories to support the Meritrans®. The Merit Mentor™ is a transducer calibration and troubleshooting device that insures accuracy and repeatability of physiologic pressure measurements. Reusable transducer cables connect the Meritrans® to the bedside monitor. Organizing brackets hold multiple transducers to beds and IV poles.

Pressure Infusor Bag. In 2001, Merit signed a distribution agreement for a line of Pressure Infusor Bags. These devices are used hospital-wide to apply pressure to a sealed bag of fluid, such as IV solutions or blood products. The pressure exerted is shown by a color-coded pressure gauge, and the device has a valve that releases pressure to prevent inadvertent over-pressurization. In 2003, Merit launched its own pressure infusor bags with a proprietary over-pressure relief valve.

ShortStop®. In 2000, Merit introduced the ShortStop®, a small, temporary sharps container with an adhesive base that fits on the back table in a clinical lab. It is used for the temporary containment of needles, scalpels and other sharp tools to help prevent inadvertent clinician injury.

Custom Kits. Custom kits allow physicians to obtain the medical devices and accessories they most frequently use during angiography, angioplasty and similar procedures in a convenient, pre-packaged and preassembled form. Custom kits also provide cost savings over purchasing single products and reduce hospitals' administrative costs associated with maintaining inventory of individual, sterile products.

Universal Fluid Dispensing Syringe. In 1997, the Company received 510(k) approval from the U.S. Food and Drug Administration (the "FDA") for use of its digital inflation devices (IntelliSystem® and Monarch® products) for a wide range of additional clinical applications such as discography, esophageal dilatation, trigeminal nerve compression, and retinal detachment. Universal fluid dispensing syringes incorporate patented, proprietary design features which contribute to ease of use, including allowing the clinicians to engage or release the syringe plunger with one hand while increasing or decreasing pressure. Each syringe also provides a clear view of the fluid path that simplifies debubbling and contributes to accurate measurement of pressure. When used in other clinical applications such as discography, the IntelliSystem® accurately dispenses fluid while documenting and graphing pressures in the disc. The Company believes that electronic sensing display of such information is much more accurate and precise than the tactile feel of standard syringes and that of conventional analog gauges. The data is stored and may be displayed, retrieved, graphed and printed.

Diagnostic Cardiology Catheters. Cardiac catheterization is performed to diagnose the nature, severity, and precise location of blockages and other abnormalities of the heart. This technique represents the most essential diagnostic tool in the management of patients with cardiovascular disease. The Company manufactures and sells a complete line of diagnostic catheters used for these procedures.

Diagnostic Radiology Catheters. Radiology catheters are engineered and designed with distinct tip configurations to access specific vessels and organs outside the heart (head, kidneys, legs, etc). Merit acquired a radiology catheter product portfolio from Mallinckrodt's Angleton division in 1999.

Vessel-Sizing Catheters. In 2000, Merit introduced a complete line of adult vessel-sizing catheters, which are used by radiologists to measure the internal diameter and length of a blood vessel under fluoroscopy. Procedures in which these catheters are used include angioplasty, embolization, abdominal aortic aneurysm (AAA) stent-grafts and vena cava filter placements. In 2001, pediatric vessel-sizing catheters were introduced to complement the line.

Guide Catheters. The Company's acquisition of the operating assets and product lines of Mallinckrodt's Angleton division in 1999 brought a line of high-quality guide catheters used in cardiology. Coronary angioplasty requires the use of a guiding catheter to place the balloon within the vasculature. The catheter is inserted through a sheath into the arterial system. Once in place, the guiding catheter acts as a conduit for the guide wire, the dilating balloon catheter, coronary stents and radiopaque dye that is used to provide fluoroscopic visualization during the procedure.

MARKETING AND SALES

Target Market/Industry. Cardiovascular disease is the number-one health problem in the United States. According to American Heart Association estimates, nearly 60 million Americans, or approximately 25% of the population, have one or more types of heart disease. Cardiovascular disease accounts for an estimated one million deaths annually, more than 40% of the U.S. total. A majority of the Company's sales revenues are derived from products used in coronary angiography and angioplasty procedures designed to treat cardiovascular disease. The Company believes that transcatheter modalities (products and technologies utilizing heart catheterization procedures) such as balloons, bare metal and drug eluding stents, and defect repair currently represent the greatest potential to diagnose and treat the disease. The Company intends to build upon its existing market position in both catheter technology and accessory products to continue its sales growth.

The global market for transcatheter products stands at a major crossroad, even when considering the continued dynamic evolution in vascular stent placement. The core diagnostic and therapeutic applications for basic transcatheter technologies (balloons, stents and defect repair) are well established, with the future growth of procedures and products dependent upon demographic trends. This has not, however, prevented significant investment in new technologies and applications designed to enhance patient outcomes and enable the treatment of new populations that have been traditionally limited to surgical intervention. Much of this additional investment relates to procedures, devices and drugs for the treatment and prevention of coronary artery disease that have been developed and are currently being used by physicians. These procedures, devices and drugs include laser angioplasty, atherectomy procedures and drug therapies, the effect of which may be to render certain of the Company's products obsolete or to limit the markets for Merit products. However, with the advent of vascular stents and other procedures, such as discography and kyphoplasty, the Company has experienced continued growth in its proprietary inflation technology. The Company is monitoring trends in the industry and believes it is in a position to launch catheters and accessories to support growing clinical applications.

There are a large number of projects focused on improving the diagnosis of cardiovascular disease, solving the issue of restenosis and other less invasive alternatives to open-heart surgery. In recent years researchers have focused their interests on technologies and products that support the growth of transcatheter approaches to reducing the morbidity and mortality of cardiovascular disease, including drug-coated stents, radiated stents and balloons, anti-platelet therapy, gene therapy, percutaneous coronary thrombectomy and transmyocardial revascularization. One area of specific interest to the Company is transradial catheterization, which is the introduction of vascular catheters through the radial artery, allowing a patient's rapid return to ambulation, which ultimately reduces total patient cost. The Company plans to continue to develop and launch innovative products to support these clinical trends.

Market Strategy. The Company's marketing strategy is focused on identifying and introducing highly profitable, differentiated products that meet customer needs. The Company has targeted selected hospital market segments in cardiology and radiology where its products are used. Suggestions for new products and product improvements may come from engineers, sales people, physicians and technicians who perform the clinical procedures.

When a product suggestion demonstrates sustainable competitive advantage, meets customer needs, fits strategically and technologically with the Company's business, and has a good potential financial return, a "project team" is chartered with individuals from the Company's marketing, engineering, manufacturing, legal and quality assurance departments. This team identifies the customer requirements, integrates the design, compiles all necessary documentation and testing, and prepares the product for market introduction. The Company believes that one of its marketing strengths is its capacity to rapidly conceive, design, develop, and introduce new products.

U. S. Sales. The Company's direct sales force currently consists of a vice president of sales, an executive sales manager, five regional sales managers and 46 direct sales representatives located in major metropolitan areas throughout the United States. The Company's sales people are trained by personnel at the Company's facilities by a senior sales person in their respective territories, at regular national and regional sales meetings by consulting cardiologists and employees of the Company, and by observation of procedures in catheterization laboratories.

International Sales. Approximately 100 independent dealer organizations distribute the Company's products worldwide, including territories in Europe and Asia. Approximately 17 direct sales representatives presently sell the Company's products in Germany, France, the United Kingdom, Belgium, Netherlands, and Ireland. In 2003, the Company's international sales grew by 27% and accounted for approximately 25% of total sales. The Company has appointed a vice president for international sales and established an international sales and distribution office in Maastricht, The Netherlands. With the recent and planned additions to its product lines, the Company believes that its international sales will continue to increase.

International dealers are required to inventory products and sell directly to customers within defined sales territories. Each of the Company's products must be approved for sale under the laws of the country in which it is sold. International dealers are responsible for compliance with all applicable laws and regulations in their respective countries.

OEM Sales. The Company currently has an OEM division that sells molded components, sub-assembled goods, and bulk non-sterile goods, which may be combined with other components and/or goods from other companies and then sold under a Merit or non-Merit label. Merit has both international and domestic OEM sales.

CUSTOMERS

The Company serves hospital-based cardiologists, radiologists, anesthesiologists, physiatrists (pain management physicians), neurologists, technicians and nurses, all of whom influence the purchasing decision for Merit's products. Hospitals and acute care facilities in the United States purchase the Company's products through the Company's direct sales force, distributors, OEM relationships, custom packagers and packers who assemble and combine products in custom kits and packs. Outside the United States, customers (hospitals and acute care facilities) purchase through the Company's direct sales force, or in the absence of a sales force, purchase through independent distributors and OEM relationships.

In 2003, approximately 51% of the Company sales were made directly to domestic hospitals, approximately 14% to custom tray manufacturers and domestic dealers, and approximately 25% to international markets. Sales to the Company's single largest customer, a packer, accounted for approximately 7% of total sales during the year ended December 31, 2003. Merit manufactures products for other medical device companies through its OEM program. During the year ended December 31, 2003, OEM sales represented approximately 12% of Merit's total revenue, which includes 2% purchased by international OEM companies.

RESEARCH AND DEVELOPMENT

The Company believes that one of its historic strengths is its ability to quickly adapt its expertise and experience in injection molding and apply its electronic and sensor technologies of guide wires and catheters, to a perceived need for a new product or product improvement. The Company's development efforts are presently focused on disposable, innovative single-patient or single-use items, which can be included in the Company's custom kits or sold separately. Longer-term projects include the use of sensor-based technologies in a variety of applications and additional inflation devices with added capacities and features. There is a new focus on interventional vascular access products, such as needles, guide wires, and catheters. Several of the Company's executive officers also devote a substantial portion of their time to research and development. Research and development expenses were $4,626,459, $4,007,622 and $4,117,839 in 2003, 2002 and 2001, respectively. The Company did not conduct any customer-sponsored research and development during those periods. The Company anticipates that its research and development expenses will range between approximately 3% and 4% of net sales during the year ending December 31, 2004.

MANUFACTURING

Many of the Company's products are manufactured utilizing its proprietary technology and expertise in plastic injection and insert molding. Tooling of molds is contracted with third parties, but the Company designs and owns all of its molds. The Company utilizes its experience in injection and insert molding technologies in the manufacture of most of the custom components used in its products.

The electronic monitors and sensors used in the Company's IntelliSystem® and Monarch® inflation devices are assembled from standard electronic components or purchased from suppliers. In July 1994, the Company acquired a 73% interest and in August 1999 the Company acquired the remaining interest in Merit Sensor Systems, Inc., which develops and markets silicon sensors. Merit Sensor Systems, Inc. is presently providing virtually all of the sensors utilized by the Company in its digital inflation devices.

The Company's products are manufactured at several facilities including South Jordan, Utah; Santa Clara, California; Galway, Ireland; Angleton, Texas and a leased expansion facility in Murray, Utah. See "Item 2. Properties."

Merit's variety of suppliers for raw materials and components necessary for the manufacture of its products, as well as its long term relationships with such suppliers, promote stability in its manufacturing process. Historically, Merit has not been materially affected by interruptions with such suppliers. Further, contingency plans are in place to engage back-up suppliers so that materials and components continue to be available.

COMPETITION

The radiology and cardiology markets encompass a large number of suppliers of many different sizes. The Company competes with small firms, such as Possis Medical and Microtherapeutics; medium-sized companies like Cook, Arrow and Angio Dynamics; and large, international, multi-supply medical companies, such as Johnson & Johnson, Boston Scientific, Guidant, Medtronic and C.R. Bard. Many of the Company's competitors have substantially greater financial, technical and marketing resources than the Company.

The principal competitive factors in the markets in which the Company's products are sold are quality, performance, service and price. The Company believes that its products have achieved rapid market acceptance due, in part, to the quality of materials and workmanship, innovative design, ease of operation, and the Company's prompt attention to customer inquiries. The Company's products are priced competitively, but generally not below prices for competing products.

The Company's management believes, based on available industry data with respect to the number of procedures performed, that it is one of two market leaders in the United States for control syringes, tubing and manifold kits (together with NAMIC USA Corporation, a subsidiary of Boston Scientific), and is the leader in the U.S. market for inflation devices and hemostasis accessories. The Company's management also believes that the recent and planned additions to the Merit product lines will enable Merit to compete more effectively in both U.S. and international markets. The Company's new IntelliSystem® II color monitor provides considerable improvements, including sensitivity, in Merit's existing, patented digital technology. Management believes the Company is the only provider of digital inflation technology in the world. There is no assurance, however, that the Company will be able to maintain its existing competitive advantages or to compete successfully in the future.

A substantial majority of the Company's revenues are presently derived from sales of products used in coronary angiography and angioplasty procedures. Other procedures, devices and drugs for the treatment and prevention of coronary artery disease have been developed and are currently being used such as laser angioplasty, atherectomy procedures and drug therapies, the effect of which may be to render certain of the Company's products obsolete or to limit the markets for its products. However, with the advent of vascular stents and other procedures such as discography, the Company has experienced continued growth in its proprietary inflation technology.

PATENTS, LICENSES, TRADEMARKS AND COPYRIGHTS

The Company considers its proprietary technology to be important in the development and manufacture of its products and seeks to protect its technology through a combination of patents and confidentiality agreements with its employees and others. Merit has received 93 issued U.S. and foreign patents, and many more are pending. Two U.S. patents were issued in 1991 covering the mechanical aspects of the Company's angioplasty inflation devices which relate to the ability of the user to engage or release the syringe plunger while increasing or decreasing pressure, and two U.S. patents were obtained in 1992 and 1993 covering digital control aspects of the Company's IntelliSystem® inflation device and for displaying, storing and retrieving inflation data. The Company has obtained other patents covering each of its Monarch® and basix® inflation devices and additional features of the IntelliSystem®. Patents granted to the Company prior to 1995 expire 17 years after the date of grant, and patents granted to the Company after 1995 expire 20 years after the date of application.

Corresponding patent applications covering the claims included in the Company's U.S. patents and patent applications have been initiated in several foreign countries. The Company deems its patents and patents pending to be materially important to its business but does not believe its business is dependent on securing such patents. Although certain of the Company's key patents will expire in 2008 and other patents will expire thereafter, the Company expects that related products will continue to be valuable, in part because of proprietary innovations made since the issue of the initial patent. The Company negotiated a license in 1992, with respect to patents concerning technology utilized in its IntelliSystem® and Monarch® inflation devices, in consideration of a 5.75% ongoing royalty, not to exceed $450,000 annually. Royalties paid in each of 2003, 2002 and 2001 were $450,000.

While the Company has obtained U.S. patents and filed additional U.S. and foreign patent applications, there can be no assurance that issued patents will provide the Company with any significant competitive advantages, or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the ability of the Company to conduct its business. The Company could incur substantial costs in seeking enforcement of its patents against infringement or the unauthorized use of its proprietary technology by others or in defending itself against similar claims of others. Since the Company relies on trade secrets and proprietary know-how to maintain its competitive position, there can be no assurance that others may not independently develop similar or superior technologies.

The Company has registered or applied for registration of several trade names or trademarks. See "Products" above. The Company also places copyright notices on its instructional and advertising materials and has registered copyrights relating to certain software used in its electronic inflation devices.

REGULATION

The development, testing, packaging, labeling and marketing of medical devices and the manufacturing procedures relating to these devices are regulated under the Federal Food, Drug and Cosmetic Act and additional regulations promulgated thereunder by the FDA. In general, these statutes and regulations require that manufacturers adhere to certain standards designed to ensure the safety and effectiveness of medical devices. The Company employs a Vice President of Regulatory Affairs and a Vice President of Quality Systems who are responsible for compliance with all applicable FDA regulations. Although the Company believes it is currently in material compliance with these requirements, the Company's business could be adversely affected by a failure to comply with all applicable FDA and other government regulations presently existing or promulgated in the future.

The FDA's Good Manufacturing Practices standards regulate the Company's manufacturing processes, require the maintenance of certain records and provide for unscheduled inspections of the Company's facilities. Certain requirements of state, local and foreign governments must also be complied with in the manufacture and marketing of the Company's products.

New medical devices may also be subject to either the Section 510(k) Pre-Market Notification regulations or the Pre-Market Approval ("PMA") regulations promulgated by the FDA and similar regulatory authorities in foreign countries. New products in either category require extensive documentation, careful engineering and manufacturing controls to ensure quality. Products needing PMA approval require extensive pre-clinical and clinical testing and approval by the FDA prior to marketing. Products subject to the Section 510(k) of the Federal Food Drug and Cosmetic Act require FDA clearance prior to marketing. To date, the Company's products have required only compliance with Section 510(k). The Company's products are subject to foreign regulatory approvals before they may be marketed abroad. The Company places the "CE" mark on devices and products sold in Europe.

The Company has received ISO 13485 certification for its South Jordan, and Murray, Utah facilities, and Angleton facilities. The Company has received ISO 9001 and EN46001 for its Galway, Ireland facility. The Company has also received ISO 9002 certification for its Merit Sensor Systems, Inc. facility in Santa Clara, California.

EMPLOYEES

As of December 31, 2003, the Company employed 1,210 people, including 917 in manufacturing, 116 in sales and marketing, 94 in engineering, research and development, and 83 in administration.

Many of the Company's present employees are highly skilled. The Company's failure or success will depend, in part, upon its ability to retain such employees. Management is of the opinion that an adequate supply of skilled employees is available. The Company has from time to time experienced rapid turnover among its entry-level assembly workers, as well as occasional shortages of such workers, resulting in increased labor costs and administrative expenses related to hiring and training of replacement and new entry-level employees. All Merit employees are bound by policies of confidentiality. None of the Company's employees is represented by a union or other collective bargaining group and management of the Company believes that its relations with its employees are good.

AVAILABLE INFORMATION

The Company files annual, quarterly and current reports and other information with the SEC. These materials can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC's Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

The Company makes available, free of charge, on its Internet website, located at http://www.merit.com, its most recent Annual Report on Form 10-K, its most recent Quarterly Report on Form 10-Q, any current reports on Form 8-K filed since the Company's most recent Annual Report on Form 10-K and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, the Company provides electronic or paper copies of its filings free of charge upon request.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

For financial information relating to the Company's foreign and domestic sales, transfers between geographic areas, net income and identifiable assets, see Note 9 to the Company's Consolidated Financial Statements included in this report.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The business, operations and financial condition of the Company are subject to certain risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on the Company's business, operations and financial condition are the factors identified below:

The Company's products may be subject to recall or product liability claims.

Merit's products are used in connection with surgical procedures and in other medical contexts in which it is important that those products function with precision and accuracy. If the Company's products do not function as designed, or are designed improperly, the Company may be forced by regulatory agencies to withdraw such products from the market. In addition, if medical personnel or their patients suffer injury as a result of any failure of the Company's products to function as designed, or an inappropriate design, the Company may be subject to lawsuits seeking significant compensatory and punitive damages. Any product recall or lawsuit seeking significant monetary damages may have a material adverse effect on the Company's business and financial condition.

Substantially all of Merit's products are backed by a limited warranty for returns due to defects in quality and workmanship. Merit maintains a reserve for these future returned products, but the actual costs of such returns may significantly exceed the reserve, which could have a material adverse effect on the Company's financial condition.

Termination of relationships with the Company's suppliers, or failure of such suppliers to perform, could disrupt the Company's business.

Merit relies on raw materials, component parts, finished products, and services supplied by outside third parties in connection with its business. For example, substantially all of the Company's products are sterilized by two entities. In addition, some of the Company's products are manufactured or assembled by third parties. If a supplier of significant raw materials, component parts, finished goods or services were to terminate its relationship with the Company, or otherwise cease supplying raw materials, component parts, finished goods or services consistent with past practice, the Company's ability to meet its obligations to its end customers may be disrupted. A disruption with respect to numerous products, or with respect to a few significant products, could have a material adverse effect on the Company's business and financial condition.

The Company may be unable to compete in its markets, particularly if there is a significant change in relevant practices and technology.

The market for each of the Company's existing and potential products is highly competitive. The Company faces competition from several companies, many of which are larger, better established and have greater financial, technical and other resources and greater market presence than Merit. Such resources and market presence may enable the Company's competition to more effectively market competing products or to market competing products at reduced prices in order to gain market share.

In addition, Merit's ability to compete successfully is dependent, in part, upon the Company's ability to respond effectively to changes in technology and to develop and market new products which achieve significant market acceptance. Competing companies with substantially greater resources than the Company are actively engaged in research and development of diagnostic and interventional methods, treatments and procedures that could limit the market for the Company's products and eventually make certain products obsolete. A reduction in the demand for a significant number of the Company's products, or a few key products, could have a material adverse effect on the Company's business and financial condition.

The Company may be unable to protect its proprietary technology or may infringe on the proprietary technology of others.

The Company's ability to remain competitive is dependent, in part, upon its ability to prevent other companies from using its proprietary technology incorporated into its products. The Company seeks to protect its technology through a combination of patents and trade secrets, as well as license, proprietary know-how and confidentiality agreements. The Company may be unable, however, to prevent others from using its proprietary information, or continue to use such information itself, for numerous reasons, including the following:

- Merit's issued patents may not be sufficiently broad to prevent others from copying its proprietary technologies;

- Merit's issued patents may be challenged by third parties and deemed to be overbroad or unenforceable;

- Merit's products may infringe on the patents of others, requiring it to alter or discontinue its manufacture or sale of such products;

- Costs associated with seeking enforcement of Merit's patents against infringement, or defending itself against allegations of infringement, may be significant;

- Merit's pending patent applications may not be granted for various reasons, including overbreadth or conflict with an existing patent; and

- Other persons may independently develop, or have developed, similar or superior technologies.

A significant adverse change in, or failure to comply with, governing regulations could adversely affect the Company's business.

Substantially all of the Company's products are "devices," as defined in the Federal Food, Drug and Cosmetic Act, and the manufacture, distribution, record keeping, labeling and advertisement of Merit's products are subject to regulation by the FDA in the United States and its equivalent regulatory agencies in various foreign countries in which Merit's products are manufactured, distributed, labeled, offered and sold. Further, the Company is subject to continual review and periodic inspections at its current facilities with respect to the FDA's Good Manufacturing Practices and similar requirements of foreign countries. Merit's business and financial condition could be adversely affected if it is found to be out of compliance with governing regulations. In addition, if such regulations are amended to become more restrictive and costly to comply with, the costs of compliance could adversely affect the Company's business and financial condition.

A significant portion of the Company's revenues are derived from a few products and procedures.

A significant portion of the Company's revenues are attributable to sales of its inflation devices. During the year ended December 31, 2003, sales of the Company's inflation devices (including inflation devices sold in custom kits) accounted for approximately 33% of the Company's total revenues. Any material decline in market demand for the Company's inflation devices could have an adverse effect on the Company's business and financial condition.

In addition, the products that account for a majority of the Company's historical revenues are designed for use in connection with a few related medical procedures, including angioplasty and stent placement procedures. If subsequent developments in medical technology or drug therapy make such procedures obsolete, or alter the methodology of such procedures so as to eliminate the usefulness of the Company's products, the Company may experience a material decrease in demand for its products and experience deteriorating financial performance.

The Company is subject to work stoppage, transportation and related risks.

Merit manufactures its products at various locations in the United States and in Ireland and sells its products throughout the United States, in Europe and in other parts of the world. The Company depends on third-party transportation companies to deliver supplies necessary to manufacture Merit products from vendors to the Company's various facilities and to move Merit products to customers, operating divisions and other subsidiaries located within and outside the United States. Merit's manufacturing operations, and the operations of the transportation companies on which the Company depends, may be adversely affected by natural disasters and significant human events, such as a war, terrorist attack, riot, strike, slowdown or similar event. Any disruption in the Company's manufacturing or transportation could materially adversely affect the Company's ability to meet customer demands or its operations.

Limits on reimbursement imposed by governmental and other programs may adversely affect the Company's business.

The cost of a significant portion of medical care is funded by governmental, social security or other insurance programs. Limits on reimbursement imposed by such programs may adversely affect the ability of hospitals and others to purchase Merit products. In addition, limitations on reimbursement for procedures which utilize Merit products could adversely affect sales.

Fluctuations in Euro exchange rates may negatively impact the Company's financial results.

Fluctuations in the rate of exchange between the Euro and the U.S. Dollar could have a negative impact on the Company's margins and financial results. For example, during 2003, the exchange rate between the Euro and the U.S. Dollar resulted in an increase of the Company's gross revenues of $2.4 million and 0.3% in gross profit.

For the year ended December 31, 2003, approximately $13 million, or 9.6%, of Merit's sales were denominated in Euros. If the rate of exchange between the Euro and the U.S. Dollar declines, the Company may not be able to increase the prices it charges its European customers for products whose prices are denominated in Euros. Furthermore, the Company may be unable or elect not to enter into hedging transactions which could mitigate the effect of declining exchange rates. As a result, as the rate of exchange between Euros and the U.S. Dollars declines, the Company's financial results may be negatively impacted.

The Company may be unable to successfully manage growth, particularly if accomplished through acquisitions.

Successful implementation of Merit's business strategy will require that the Company effectively manage any associated growth. To manage growth effectively, the Company's management will need to continue to implement changes in certain aspects of the Company's business, to enhance the Company's information systems and operations to respond to increased demand, to attract and retain qualified personnel and to develop, train and manage an increasing number of management-level and other employees. Growth could place an increasing strain on the Company's management, financial, product design, marketing, distribution and other resources, and the Company could experience operating difficulties. Any failure to manage growth effectively could have a material adverse effect on the Company's results of operations and financial condition.

To the extent that the Company grows through acquisition, it will face the additional challenges of integrating its current operations, culture, informational management systems and other characteristics with that of the acquired entity. The Company may incur significant expenses in connection with negotiating and consummating one or more transactions, and it may inherit certain liabilities in connection with the acquisition as a result of its failure to conduct adequate due diligence or otherwise. In addition, the Company may not realize competitive advantages, synergies or other benefits anticipated in connection with such acquisition(s). If the Company does not adequately identify targets for, or manage issues related to its future acquisitions, such acquisitions may have a negative adverse effect on the Company's business and financial results.

The market price of the Company's Common Stock has been, and may continue to be, volatile.

The market price of Merit's common stock (the "Common Stock") has been, and may continue to be, highly volatile for various reasons, including the following:

- Merit's announcement of new products or technical innovations, or similar announcements by its competitors;
- Development of new procedures that use, or do not use, Merit's technology;
- Quarter-to-quarter variances in the Company's financial results;
- Claims involving potential infringement of patents and other intellectual property rights;
- Analysts' and other projections or recommendations regarding the Common Stock or medical technology stocks generally;
- Any restatement of the Company's financial statements or any investigation into the Company by the SEC or another regulatory authority; and
- A general decline, or rise, of stock prices in the capital markets generally.

The Company is dependent upon key personnel.

The Company's continued success is dependent on key management personnel, including Fred P. Lampropoulos, the Company's Chairman of the Board, President and Chief Executive Officer. Mr. Lampropoulos is not subject to any agreement prohibiting his departure, and the Company does not maintain key man life insurance on his life. Mr. Lampropoulos announced his candidacy for Governor of Utah in January 2004 and is actively campaigning as one of several candidates vying for that seat. The loss of Mr. Lampropoulos, or of certain other key management personnel, could materially adversely affect the Company's business and operations. The

Company's success also depends, among other factors, on the successful recruitment and retention of key operations, manufacturing, sales and other personnel.

Item 2. Properties.

The Company is the owner of approximately 22 acres of real property situated in the City of South Jordan, Utah, surrounding an additional 10 acres of leased real property on which is located the Company's 175,000 square foot principal office and manufacturing facility. The Company sold the 10-acre site to an unrelated developer in order to facilitate construction of such facility and entered into a 25-year lease agreement (beginning in 1995) to finance the new facility. Monthly lease payments are approximately $122,000. The Company also holds an option to purchase the facility, exercisable at market value after 10 years and 25 years. The facility was constructed to the Company's specifications and the Company estimates that it is presently at or near full capacity. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

The Company owns a building of approximately 26,500 square feet with approximately three acres of land, in Galway, County Galway, Republic of Ireland, as its principal office and manufacturing facility for European operations. Of the three acres of land, the Company added 1.6 acres in January 2003 in preparation for a facility expansion which started in late 2003. The existing Galway facility is used as the administrative headquarters to support the Company's European direct sales force. The facility also houses a research and development team, which has developed a new diagnostic guide wire, and is developing other new products. Beginning in the fourth quarter of 1997, the Company initiated manufacturing operations for several new and existing products at the Galway facility, including custom kits and the basix® inflation device. In 1998, the Company began the manufacture of the Company's hemostasis valve products in Ireland. Toward the end of 2001, the Company finished an R&D project and began manufacturing a new diagnostic guide wire. The Company's Galway property has been improved and equipped on terms favorable to the Company in connection with economic development incentives and grants provided by the Irish Government.

The Company leases a manufacturing facility of approximately 50,000 square feet comprised of seven units, located in Murray, Utah. The Murray facility is used for production of several of the Company's products and will be relocating to the Company's South Jordan headquarters. The leases related to three of the units at the Murray facility will expire in 2004 and leases related to four of these units will expire in 2007. The aggregate monthly lease payments on our Murray facilities are approximately $29,000. The Company also leases 8,500 square feet of manufacturing and office space located in Santa Clara, California for the production of sensors. The lease runs through September 2004 at a monthly cost of approximately $18,000. The Company does not plan to renew its Santa Clara, California lease as it currently intends to relocate its sensor operations to a new facility being built in South Jordan, Utah scheduled for completion in 2005.

In August 1999, the Company purchased the operating assets and product lines of Mallinckrodt's Angleton, Texas division, including approximately 19 acres of land and a 75,000 square foot building.

The Company believes that its existing and proposed facilities will generally be adequate for its present and future anticipated level of operations.

Item 3. Legal Proceedings.

In the course of conducting its business operations, the Company is, from time to time, involved in litigation and other disputes. Management does not currently anticipate that any pending litigation or dispute will have a materially adverse effect on the Company's operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2003.

PART II

Item 5. <u>Market for Registrant's Common Stock and Related Shareholder Matters</u>.

MARKET PRICE FOR THE COMMON STOCK

The Common Stock is traded on the NASDAQ National Market System under the symbol "MMSI." The following table sets forth high and low closing sale prices for the Common Stock for the periods indicated.

Quarter Ended	High*	Low*
March 31, 2002	$ 9.88	$ 6.28
June 30, 2002	$11.88	$ 8.21
September 30, 2002	$12.06	$ 8.72
December 31, 2002	$13.95	$10.28
March 31, 2003	$11.86	$ 9.14
June 30, 2003	$12.30	$10.08
September 30, 2003	$18.00	$10.92
December 31, 2003	$24.00	$16.17

* Effective as of April 12, 2002, the Company effected a 5 for 4 forward stock split of the Common Stock by means of a stock split of one additional share of Common Stock for each four shares of Common Stock outstanding. Also, on August 15, 2003, and December 3, 2003, the Company effected a 4 for 3 forward stock split of the Common Stock by means of a stock split of one additional share of Common Stock for each three shares of Common Stock outstanding. Data related to periods prior to the effective dates of the three stock splits have been adjusted to reflect the terms of such stock splits.

OUTSTANDING SHARES AND NUMBER OF SHAREHOLDERS

As of March 10, 2004, the number of shares of Common Stock outstanding was 26,095,533, held by approximately 214 shareholders of record, not including shareholders whose shares are held in securities position listings.

DIVIDENDS

The Company has never declared or paid cash dividends on the Common Stock. The Company presently intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future. In addition, the Company's revolving line of credit contains covenants prohibiting the declaration and distribution of a cash dividend at any time prior to the termination of such line of credit.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table contains information regarding the Company's equity compensation plans as of December 31, 2003.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation Plans approved by security holders	4,188,474 (1)(3)	$7.63	557,357(2)(3)
Equity compensation Plans not approved by security holders	0		0
Total	4,188,474		557,357

(1) Consists of 4,188,474 shares subject to the options granted under the Company's 1999 Omnibus Stock Incentive Plan.
(2) Consists of 557,357 shares available to be issued under the Company's Employee Stock Purchase Plans.
(3) See Note 8 to the Company's consolidated financial statements set forth in Item 8 of this report for additional information regarding these plans.

Item 6. Selected Financial Data (In thousands except share data)

	Year Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Operating Data:					
Net Sales	$135,954	$116,227	$104,036	$91,448	$77,960
Cost of Sales	75,230	67,712	65,938	60,824	47,918
Gross Profit	60,724	48,515	38,098	30,624	30,042
Selling, General and Administrative Expenses	30,468	27,732	24,040	23,300	20,407
Research and Development Expenses	4,627	4,008	4,118	3,864	3,618
Severance Costs				331	
Income from Operations	25,629	16,775	9,940	3,129	6,017
Other Expense (Income)	(411)	13	938	2,355	1,256
Gain on Sale of Land	(508)		(786)		
Litigation Settlement	(475)				
Income Before Income Tax Expense	27,023	16,762	9,788	774	4,761
Income Tax Benefit (Expense)	(9,728)	(5,452)	(3,052)	53	(1,454)
Minority Interest in Subsidiary					(81)
Net Income	$17,295	$11,310	$6,736	$ 827	$3,226
Net Income Per Share (Diluted)	$.64	$0.43	$ 0.28	$0.04	$0.15
Weighted Average Shares Outstanding (Diluted)	27,034	26,238	23,876	21,836	21,015
Balance Sheet Data:					
Working Capital	$56,931	$34,582	$26,911	$32,447	$33,934
Total Assets	107,301	78,305	66,659	71,447	72,360
Long-Term Debt	0	17	5,727	24,102	27,817
Stockholders' Equity	$88,243	$63,399	$47,658	$34,773	$32,690

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

During 2003 Merit experienced its most successful year ever in terms of revenue and profitability. Not only did the Company's revenues grow by 17% during 2003, but virtually every area of the Company's financial performance improved in 2003, including net income, which increased 53% over the year ended December 31, 2002 (previously the year in which the Company had achieved its highest level of net income).

Gross margins as a percentage of sales improved 300 basis points during the year ended December 31, 2003, compared to 2002, a significant contribution to the growth in income during 2003 over 2002. Inventory turns improved during the twelve months preceding December 31, 2003 to 3.8 times per year from 3.4 times per year for the twelve months preceding December 31, 2002.

The Company's productivity increased to over $118,000 of sales per employee for the year ended December 31, 2003, up 8% from the previous year. Higher employee productivity, along with Merit's upgraded management information systems and new incentive pay system, worked together to make the Company more productive and profitable.

The Company's financial condition strengthened during 2003 as the Company's cash position rose to $30.2 million, compared to $9.7 million in 2002, an increase of 212%. Accounts receivable days outstanding improved during the twelve months ending December 31, 2003 to 44 days from 49 days for the twelve months ending December 31, 2002.

The Company anticipates that it will make significant investments in new manufacturing space in 2004. The Company has announced plans to expand its South Jordan, Utah facility by approximately 180,000 square feet, an increase of approximately 103% and its Galway, Ireland facility by approximately 40,000 square feet, an increase of approximately 151%. Construction of these facilities is needed to expand Merit's manufacturing capacity to meet current and future demand of the Company's products as well as a consolidation to South Jordan, Utah of the Company's Murray, Utah facility (56,000 square feet) and its Merit Sensor System, Inc., wafer fab facility (8,500 square feet) from Santa Clara, California.

Merit's management continues to leverage long-term investments in: (1) product breadth, quality and innovation (2) direct sales forces in the United States and Europe and (3) quality systems and facilities. Management believes there are many more opportunities for growth within the Company in addition to the continued growth of the markets in which the Company's products are sold. Furthermore, management believes market acceptance of the Company's new and existing products, if achieved, will further enhance and leverage the position Merit has attained.

RESULTS OF OPERATIONS

The following table sets forth certain operational data as a percentage of sales for the periods indicated:

	2003	2002	2001
Sales	100.0%	100.0%	100.0%
Gross margin	44.7	41.7	36.6
Selling, general and administrative	22.4	23.9	23.1
Research and development	3.4	3.4	4.0
Income from operations	18.9	14.4	9.6
Income before income tax expense	19.9	14.4	9.4
Net income	12.7	9.7	6.5

Sales increased by $19.7 million, or 17%, in 2003, compared to an increase of $12.2 million, or 11.7%, in 2002, and an increase of $12.6 million, or 13.8%, in 2001. The increase in sales for 2003 resulted primarily from a 19% increase in stand-alone product revenues, an 18% increase in custom kit revenues, a 17% increase in inflation device revenues, and a 9% increase in catheter product revenues. The Company's revenues increased notwithstanding the fact that the markets for many of the Company's products are experiencing slight pricing declines; therefore substantially all of the increase in the Company's revenues was attributable to increased unit sales, except for an increase in the exchange rate between the Euro and the U.S. Dollar which increased sales by 1.8% in 2003 compared to 2002. Unit growth in 2003 over 2002 was the result of procedural growth rate of approximately seven to nine percent, introduction of new products which accounted for growth of approximately three to four percent, with the remainder of unit growth coming from market share gains. International sales in 2003 were approximately $34.3 million, or 25% of total sales, compared to approximately $27.1 million, or 23% of total sales, in 2002, and approximately $23.8 million, or 23% of total sales, in 2001. These increases were primarily a result of greater acceptance of the Company's products in other international markets, ongoing growth in European direct sales, and increased sales related to improvement in the exchange rate between the Euro and the U.S. Dollar, compared to 2002. Direct sales in France, Germany, the U.K., Belgium, the Netherlands and Ireland were $15.6 million, $12.3 million and $10.6 million in 2003, 2002 and 2001, respectively.

Gross profit as a percentage of sales was 44.7%, 41.7%, and 36.6% in 2003, 2002, and 2001, respectively. The increase in the gross margin percentage in 2003 over 2002 was favorably affected by an increase in efficiency and productivity gains achieved by the Company's operations groups, and an increase of the exchange rate of the EURO against the U.S. Dollar when compared to the same period in 2002, resulting in an increase in gross profit of

0.3%. The Company has also reduced the material costs from some of its principal vendors. The Company is operating in a gradually declining price market. There is also a general cost-increasing manufacturing environment. However, management presently anticipates that the Company will maintain or slightly improve 2004 gross margins over those achieved in 2003.

Selling, general and administrative expenses increased $2.7 million, or 9.9%, in 2003 over 2002 and $3.7 million, or 15.4%, in 2002 over 2001. These additional expenditures for 2003 were related to increases in commissions paid commensurate with sales growth, costs of expanding the Company's direct sales force in the U.S. and Europe, and an increase of the exchange rate of the Euro against the U.S. Dollar when compared to the same period in 2002, resulting in an increase in selling expenses for the Company's direct sales force in Europe. Total selling, general and administrative expenses decreased as a percentage of sales to 22.4 % in 2003 from 23.9% in 2002.

Research and development expenses for 2003 were $4.6 million, an increase of 15.4%, compared to $4.0 million for 2002, a decrease of 2.7% compared to $4.1 million in 2001. This slight increase in R&D during 2003 was related primarily to head count additions and indirect costs to support catheter development. The decline in R&D during 2002 was primarily a result of the completion of R&D activities in Ireland relating to the Company's guide wire product line and the transition of much of the Company's R&D resources to manufacturing of the new diagnostic guide wire product line. Research and development costs as a percentage of sales were 3.4%, 3.4% and 4.0% for 2003, 2002 and 2001, respectively. Management believes that the development of ten to twelve projects at any given time is an appropriate level of R&D for the Company, and is likely to provide six to eight new products a year through R&D, regulatory, manufacturing, marketing and sales introduction.

The Company's effective tax rate for 2003 was 36%, up from 32.5% in 2002 and 31.2% in 2001, mostly because of lower taxable income in 2003 for the Company's Irish operations, which are taxed at a lower rate than the U.S. operations. The change in taxable income for Ireland from 2003 to 2002 was the result of increased costs associated with the development of a new product, which is scheduled to be released during 2005.

Other income was $1.4 million for 2003, compared to other expense of $13,209 and $151,231 for 2002 and 2001, respectively. The generation of other income during 2003 was result of a gain on sale of land adjacent to our South Jordan, Utah facility of $507,928, and the settlement of a legal dispute of $475,000. Other income for 2003 was also affected by an increase in interest income of $288,654 and a decrease in interest expense of $84,145, when compared to the same period in 2002.

Net income for 2003 was $17.3 million, an increase of 52.9%, compared to $11.3 million for 2002. Net income for 2001 was $6.7 million. Net income for 2003 was favorably effected by higher gross profits, lower selling, general and administrative expenses as a percentage of sales and an increase in other income.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, the Company no longer amortizes goodwill from business acquisitions and reviews annually the impairment of goodwill, or more frequently if impairment indicators arise. The Company completed its initial testing of goodwill as of January 1, 2002 and determined that there was no impairment. The Company has elected to perform its annual testing of goodwill impairment as of July 1 of the applicable fiscal year. As of July 1, 2003, the Company updated its testing of goodwill for impairment and determined that there was no impairment. The unamortized amount of goodwill at December 31, 2003 was approximately $4.8 million.

With the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, no adjustments were made to the amortization period or residual values of other intangible assets.

Other recently adopted or issued financial accounting standards are as follows, SFAS No. 144, Accounting for the impairment or Disposal of Long-Lived Assets, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No.146, Accounting for Costs Associated with Exit or Disposal Activities, SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. See discussion of the effect of these accounting standards in Note 1 of the Company's consolidated financial statements set forth in Item 8 of this report.

LIQUIDITY AND CAPITAL RESOURCES

Capital Commitments

The following table summarizes the Company's capital commitments and contractual obligations as of December 31, 2003, including long-term debt, operating lease payments, and office lease payments, as well as the future periods in which such payments are currently anticipated to become due:

	Payment due by period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt	$ 17	$ 17			
Operating leases	26,423	2,446	$ 4,257	$ 3,478	$ 16,242
Royalty obligations	2,475	525	1,050	900	
Total contractual cash obligations	$ 28,915	$ 2,988	$ 5,307	$ 4,378	$ 16,242

Additional information regarding the Company's capital commitments and contractual obligations, including royalty payments, is contained in Notes 5, 6 and 10 of the Notes to the Company's Consolidated Financial Statements, set forth in Item 8.

As of December 31, 2003, the Company's working capital was $56.9 million, an increase of 64.5%, from the Company's net working capital on December 31, 2002 of $34.6 million. As of December 31, 2003, the Company had a current ratio of 4.9 to 1, compared to 4.0 to 1, as of December 31, 2002. The increase in working capital during 2003 was primarily due to an increase in the Company's cash balance during 2003 of $20.5 million. The Company had $0 outstanding under its line of credit at December 31, 2003. Merit has financed leasehold improvements and equipment acquisitions through secured notes payable and capital lease arrangements with an outstanding balance of $16,693 at December 31, 2003. For the year ended December 31, 2003, the Company generated cash from operations in the amount of $24.8 million, the most in the history of the Company.

Historically, the Company has incurred significant expenses in connection with product development and introduction of new products. Substantial capital has also been required to finance the increase in our receivables and inventories associated with our increased sales. During 2004, substantial funds will be needed to construct additional facilities in South Jordan, Utah and in Galway, Ireland. Construction of these facilities is currently estimated to cost approximately $26 million in the aggregate. It is anticipated that an additional $5 million, in excess of the Company's 2003 annual capital expenditures, will be spent on a finished good handling system and other production equipment for these new facilities. Our principal source of funding for these and other expenses has been cash generated from operations, sale of equity, cash from loans on equipment and bank lines of credit. Management believes that its present sources of liquidity and capital are adequate for the current operations.

Critical Accounting Policies and Estimates

The SEC has requested that all registrants address their most critical accounting policies. The SEC has indicated that a "critical accounting policy" is one which is both important to the representation of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following are the Company's most critical accounting policies:

Inventory Obsolescence Reserve: The Company writes down its inventory for estimated obsolescence for unmarketable and/or slow moving products that may expire prior to being sold. If market conditions become less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance is based upon historical experience and a review of individual customer balances. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Stock-Based Compensation: The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB 25) and intends to continue to do so. Accordingly, no compensation cost has been recognized for its stock compensation arrangements. If the compensation cost for the Company's compensation plans had been determined consistent with Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and net income per common and common share equivalent would have changed to the pro forma amounts indicated below:

	2003	**2002**	**2001**
Net income, as reported	$ 17,295,398	$ 11,310,030	$6,735,978
Compensation cost under fair value-based accounting method, net of tax	2,957,570	1,436,313	1,356,742
Net income, pro forma	14,337,828	9,873,717	5,379,236
Net income per common share:			
Basic:			
As reported	$0.68	$0.47	$0.30
Pro forma	0.56	0.41	0.24
Diluted:			
As reported	0.64	0.43	0.28
Pro forma	0.53	0.38	0.23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001: dividend yield of 0%; expected volatility of 63.81%, 63.24%, and 63.48% for 2003, 2002, and 2001, respectively; risk-free interest rates ranging from 2.32% to 6.71%; and expected lives ranging from 2.33 to 4.98 years.

Item 7A. <u>Quantitative and Qualitative Disclosure About Market Risk</u>

The Company's principal market risk relates to changes in the value of the Euro relative to the value of the U.S. Dollar. The Company's Consolidated Financial Statements are denominated in, and the Company's principal currency is, the U.S. Dollar. A portion of the Company's revenues in 2003 ($13 million, representing approximately 9.6% of aggregate revenues) came from sales that were denominated in Euros. Certain of the Company's expenses are also denominated in Euros, partially offsetting any risk associated with fluctuations of the Euro/Dollar exchange rate. Because of the Company's Euro-denominated revenues and expenses, in a year in which the Company's Euro-denominated revenues exceed its Euro-based expenses, the value of such Euro-denominated net income increases if the value of the Euro increases relative to the value of the U.S. Dollar, and decreases if the value of the Euro decreases relative to the value of the U. S. Dollar. During 2003, the exchange rate between the Euro and the U.S. dollar resulted in an increase of the Company's gross revenues of $2.4 million and 0.3% in gross profit.

At December 31, 2003, the Company had a net exposure (representing the difference between Euro denominated receivables and Euro denominated payables) of approximately $3 million. In order to partially offset such risk, at December 31, 2003, the Company entered into a 30 day forward Euro hedge contract. The Company enters into similar hedging transactions various times during the year to partially offset exchange rate risks it bears throughout the year. The Company does not purchase or hold derivative financial instruments for speculative or trading purposes. During the year ended December 31, 2003, the Company experienced a net loss of $89,708 on hedging transactions it executed during 2003 in an effort to limit its exposure to fluctuations in the Euro/Dollar exchange rate.

As of December 31, 2003, the Company had no variable rate debt. As long as the Company does not have variable rate debt, the Company's interest expense would not be affected by changes in interest rates.

Item 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Merit Medical Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Merit Medical Systems, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the financial statement schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merit Medical Systems, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 3, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Salt Lake City, Utah
February 27, 2004

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 30,204,083	$ 9,683,578
Short-term investments	572,988	217,451
Trade receivables—net of allowance for uncollectible accounts: 2003—$749,003; 2002—$476,294	17,728,457	15,247,892
Other receivables	374,644	1,209,804
Employee and related party receivables	267,288	299,751
Inventories	21,269,380	18,699,217
Prepaid expenses and other assets	823,221	667,151
Deferred income tax assets	220,625	143,265
Total current assets	71,460,686	46,168,109
PROPERTY AND EQUIPMENT:		
Land	2,740,394	2,034,522
Building	5,268,260	5,118,683
Manufacturing equipment	29,480,421	25,577,837
Furniture and fixtures	11,953,358	10,823,852
Leasehold improvements	4,615,947	4,345,620
Automobiles	87,536	87,536
Construction-in-progress	4,886,530	3,008,734
Total	59,032,446	50,996,784
Less accumulated depreciation and amortization	(29,835,769)	(25,584,648)
Property and equipment—net	29,196,677	25,412,136
OTHER ASSETS:		
Patents and trademarks—net of accumulated amortization: 2003—$1,311,918; 2002—$1,153,965	1,846,392	1,927,160
Goodwill	4,764,596	4,764,596
Deposits	32,163	33,213
Total other assets	6,643,151	6,724,969
TOTAL ASSETS	$ 107,300,514	$ 78,305,214

(Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 16,693	$ 400,182
Trade payables	5,700,491	4,121,577
Accrued expenses	8,567,093	6,618,407
Advances from employees	158,885	161,529
Income taxes payable	86,973	284,148
Total current liabilities	14,530,135	11,585,843
DEFERRED INCOME TAX LIABILITIES	3,020,217	2,443,156
LONG-TERM DEBT		16,693
DEFERRED CREDITS	1,506,753	860,931
Total liabilities	19,057,105	14,906,623
COMMITMENTS AND CONTINGENCIES (Notes 6 and 10)		
STOCKHOLDERS' EQUITY:		
Preferred stock—5,000,000 shares authorized as of December 31, 2003 and 2002, no shares issued		
Common stock—no par value; 50,000,000 shares authorized; 26,002,544 and 24,647,204 shares issued at December 31, 2003 and 2002, respectively	37,701,629	30,265,963
Retained earnings	50,958,481	33,663,083
Accumulated other comprehensive loss	(416,701)	(530,455)
Total stockholders' equity	88,243,409	63,398,591
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 107,300,514	$ 78,305,214

See notes to consolidated financial statements.

(Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
NET SALES	$ 135,953,508	$ 116,227,201	$ 104,035,806
COST OF SALES	75,229,716	67,711,728	65,938,044
GROSS PROFIT	60,723,792	48,515,473	38,097,762
OPERATING EXPENSES:			
Selling, general, and administrative	30,467,921	27,732,363	24,040,297
Research and development	4,626,459	4,007,622	4,117,839
Total operating expenses	35,094,380	31,739,985	28,158,136
INCOME FROM OPERATIONS	25,629,412	16,775,488	9,939,626
OTHER INCOME (EXPENSE):			
Interest income	385,596	96,942	40,530
Interest expense	(9,961)	(94,106)	(978,009)
Miscellaneous income (expense)	1,018,334	(16,045)	786,248
Other income (expense)—net	1,393,969	(13,209)	(151,231)
INCOME BEFORE INCOME TAXES	27,023,381	16,762,279	9,788,395
INCOME TAX EXPENSE	9,727,983	5,452,249	3,052,417
NET INCOME	$ 17,295,398	$ 11,310,030	$ 6,735,978
EARNINGS PER COMMON SHARE:			
Basic	$ .68	$ .47	$ .30
Diluted	$ .64	$ .43	$ .28
AVERAGE COMMON SHARES:			
Basic	25,401,445	24,226,100	22,537,975
Diluted	27,033,964	26,238,450	23,874,818

See notes to consolidated financial statements.

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	Total	Common Stock		Accumulated Other Comprehensive Loss
		Shares	Amount	
BALANCE—January 1, 2001	$34,772,702	21,633,911	$19,779,765	$ (624,138)
Comprehensive income:				
Net income	6,735,978			
Other comprehensive loss—				
Foreign currency translation adjustment (net of tax)	(28,802)			(28,802)
Comprehensive income	6,707,176			
Tax benefit attributable to appreciation of common stock options exercised	2,514,392		2,514,392	
Deferred compensation	(37,084)	(13,244)	(37,084)	
Issuance of common stock under Employee Stock Purchase Plans	257,702	98,843	257,702	
Options and warrants exercised	5,019,939	2,302,843	5,019,939	
Shares surrendered in exchange for the payment of payroll tax liabilities	(537,375)	(76,987)	(537,375)	
Shares surrendered in exchange for the extinguishment of related party receivable	(214,558)	(43,172)	(214,558)	
Shares surrendered in exchange for the exercise of stock options	(824,486)	(120,823)	(824,486)	
BALANCE—December 31, 2001	47,658,408	23,781,371	25,958,295	(652,940)
Comprehensive income:				
Net income	11,310,030			
Other comprehensive income—				
Foreign currency translation adjustment (net of tax)	122,485			122,485
Comprehensive income	11,432,515			
Tax benefit attributable to appreciation of common stock options exercised	2,684,444		2,684,444	
Sale of treasury stock	142,096	13,244	142,096	
Issuance of common stock under Employee Stock Purchase Plans	349,622	41,984	349,622	
Options and warrants exercised	1,927,525	876,427	1,927,525	
Shares surrendered in exchange for the payment of payroll tax liabilities	(468,668)	(36,487)	(468,668)	
Shares surrendered in exchange for the exercise of stock options	(327,351)	(29,335)	(327,351)	
BALANCE—December 31, 2002	63,398,591	24,647,204	30,265,963	(530,455)
Comprehensive income:				
Net income	17,295,398			
Other comprehensive income—				
Foreign currency translation adjustment (net of tax)	113,754			113,754
Comprehensive income	17,409,152			
Tax benefit attributable to appreciation of common stock options exercised	4,740,850		4,740,850	
Sale of treasury stock	(41)		(41)	
Issuance of common stock under Employee Stock Purchase Plans	304,958	32,592	304,958	
Options and warrants exercised	3,718,839	1,407,855	3,718,839	
Shares surrendered in exchange for the payment of payroll tax liabilities	(780,606)	(49,173)	(780,606)	
Shares surrendered in exchange for the exercise of stock options	(548,334)	(35,934)	(548,334)	
BALANCE—DECEMBER 31, 2003	$88,243,409	$26,002,544	$37,701,629	$ (416,701)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 17,295,398	$ 11,310,030	$ 6,735,978
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,485,924	4,576,609	4,767,588
(Gains) losses on sales and abandonment of property and equipment	(516,603)	4,022	(784,729)
Write-off of certain patents and trademarks	25,469	391,217	93,291
Amortization of deferred credits	(257,746)	(195,472)	(203,131)
Deferred income taxes	429,985	1,293,735	(45,152)
Tax benefit attributable to appreciation of common stock options exercised	4,740,850	2,684,444	2,514,392
Changes in operating assets and liabilities:			
Short-term investments	(355,537)	(132,165)	(85,286)
Trade receivables	(2,480,565)	(499,871)	(1,512,163)
Employee and related party receivables	537,063	(32,846)	(40,809)
Inventories	(2,570,163)	2,124,399	4,449,812
Prepaid expenses and other assets	(156,070)	(152,364)	148,315
Other receivables	330,560	(1,111,723)	668,036
Deposits	1,050	1,630	6,430
Trade payables	1,578,916	(537,718)	(176,222)
Accrued expenses	1,948,686	1,800,812	1,346,556
Advances from employees	(2,644)	32,905	31,846
Income taxes payable	(197,175)	(202,615)	453,343
Total adjustments	7,542,000	10,044,999	11,632,117
Net cash provided by operating activities	24,837,398	21,355,029	18,368,095
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures for:			
Property and equipment	(8,165,678)	(7,954,191)	(4,091,399)
Patents and trademarks	(102,655)	(97,467)	(263,427)
Proceeds from the sale of property and equipment	569,768	2,575	952,308
Net cash used in investing activities	(7,698,565)	(8,049,083)	(3,402,518)

(Continued)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net payments on revolving credit facility	$ –	$ (5,115,241)	$ (17,884,761)
Proceeds from:			
Issuance of common stock	2,694,816	1,586,140	3,915,780
Deferred credits	903,568	128,123	175,572
Principal payments on notes payable to financial institutions and capital leases	(400,182)	(793,352)	(1,164,444)
Sale (purchase) of treasury stock for deferred compensation		37,084	(37,084)
Net cash provided by (used in) financing activities	3,198,202	(4,157,246)	(14,994,937)
EFFECT OF EXCHANGE RATES ON CASH	183,470	193,188	(41,334)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,520,505	9,341,888	(70,694)
CASH AND CASH EQUIVALENTS:			
Beginning of year	9,683,578	341,690	412,384
End of year	$ 30,204,083	$ 9,683,578	$ 341,690
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:			
Interest (including capitalized interest of approximately $-0-, $17,000, and $105,000 during 2003, 2002, and 2001, respectively)	$ 15,904	$ 109,002	$ 1,286,872
Income taxes	$ 4,354,047	$ 2,396,885	$ 127,553

(Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

- During 2001, the Company entered into capital lease obligations and notes payable for approximately $271,000 for manufacturing equipment.

- During 2003, 2002, and 2001, options to purchase 49,173, 36,487, and 76,987 shares of the Company's common stock were surrendered in exchange for the Company's recording of payroll tax liabilities in the amount of approximately $780,000, $469,000, and $537,000.

- During 2003, 2002, and 2001, 35,934, 29,335, and 120,823 shares of Company common stock with a value of approximately $548,000, $327,000, and $824,000, respectively, were surrendered in exchange for the exercise of stock options.

See notes to consolidated financial statements.

(Concluded)

MERIT MEDICAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Merit Medical Systems, Inc. ("Merit") and its wholly-owned subsidiaries, Merit Holdings, Inc. ("MHI"), and Merit Sensor Systems, Inc. collectively own 100% of Merit Medical Systems LP ("MMSLP"). Combined with its other wholly-owned subsidiary, Merit Medical International, Inc. ("MMI"), Merit, MHI, and Merit Sensor Systems, Inc. collectively own 100% of Merit Services, Inc. ("MSI") (collectively, the "Company"). The Company develops, manufactures, and markets disposable medical products primarily for use in the diagnosis and treatment of cardiovascular disease which is considered to be one segment line of business. The Company manufactures its products in plants located in the United States and in Ireland. The Company has export sales to dealers and has direct sales forces in the United States, and Western Europe (see Note 9).

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the more significant of such policies.

Use of Estimates in Preparing Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include those of Merit, MMI, MHI, MSI, MMSLP and Merit Sensor Systems, Inc. Intercompany balances and transactions have been eliminated.

Receivables—The allowance for uncollectible accounts receivable is based on the Company's historical bad debt experience and on management's evaluation of collectibility of the individual outstanding balances.

Revenue Recognition—The Company recognizes revenues from product sales when the goods are shipped or delivered, depending on when title and risk passes to the customer. Provisions for certain product returns and discounts to customers are provided for as reductions in determining sales in the same period the related sales are recorded.

Inventories—The Company values its inventories at the lower of cost, determined on a first-in, first-out method, or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. We review inventories on hand at least quarterly and record provisions for estimated excess, slow moving, and obsolete inventory, as well as inventory with a carrying value in excess of net realizable value. The regular and systematic inventory valuation reviews include a current assessment of future product demand, historical experience, and product expiration.

Income Taxes—The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement and income tax purposes.

Intangible Assets—Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, the Company no longer amortizes goodwill from business acquisitions and reviews annually the impairment of goodwill, or more frequently if impairment indicators arise. The Company completed its initial testing of goodwill as of January 1, 2002 and determined that there was no impairment. The Company has elected to perform its annual testing of goodwill impairment as of July 1. As of July 1, 2003 and 2002, the Company updated its testing of goodwill for impairment and determined that there was no impairment. The unamortized amount of goodwill at December 31, 2001, was approximately $4.8 million.

With the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all acquired intangible assets to make any necessary amortization period adjustments. Based on that assessment, no adjustments were made to the amortization period or residual values of other intangible assets.

Long-Lived Assets—In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, but retains the requirements relating to recognition and measurement of an impairment loss and resolves certain implementation issues resulting from SFAS No. 121. SFAS No. 144 was adopted by the Company on January 1, 2002 and did not have a material impact on the results of operations or financial condition of the Company.

The Company periodically reviews the carrying amount of its long-lived assets for impairment. An asset is considered impaired when estimated future cash flows are less than the carrying amount of the asset. In the event the carrying amount of such asset is considered not recoverable, the asset is adjusted to its fair value. Fair value is generally determined based on discounted future cash flow. There were no impairments of long-lived assets as of December 31, 2003, 2002, or 2001.

Property and Equipment—Property and equipment is stated at the historical cost of construction or purchase. Construction costs include payroll-related costs, an allocation of general and administrative costs, and interest capitalized during construction. Maintenance and repairs of property and equipment are charged to operations as incurred. Depreciation and amortization are computed using the straight-line method over estimated useful lives as follows:

Building	25 years
Automobiles	4 years
Manufacturing equipment	5 to 12 years
Furniture and fixtures	3 to 10 years
Leasehold improvements	4 to 25 years

During 2003, the Company recorded a gain from the sale of land of approximately $508,000 which is included in miscellaneous income.

Accrued Expenses—Accrued expenses consist of the following at December 31, 2003 and 2002:

	December 31,	
	2003	2002
Payroll taxes	$ 536,135	$ 317,522
Payroll	1,146,335	940,088
Bonuses	1,884,868	1,445,888
Commissions	416,062	304,943
Vacation	1,435,862	1,025,407
Other accrued expenses	3,147,831	2,584,559
Total	$8,567,093	$6,618,407

Deferred Credits—Deferred credits consist of grant money received from the Irish government and deferred gains on sales leaseback transactions. Grant money is received for a percentage of expenditures on eligible property and equipment, specific research and development projects, and costs of hiring and training employees. Amounts related to the acquisition of property and equipment are amortized as a reduction of depreciation expense over the lives of the corresponding property. Deferred gains on sales leaseback transactions are amortized as a reduction of rent expense over periods ranging from 6to 10 years (see Note 6).

Research and Development—Research and development costs are expensed as incurred.

Stockholders' Equity—On November 19, 2003, the Company's Board of Directors approved a four-for-three stock split of the Company's common stock effective December 3, 2003, for stockholders of record as of November 28, 2003. On July 31, 2003, the Company's Board of Directors approved a four-for-three stock split of the Company's common stock effective August 15, 2003, for stockholders of record as of August 11, 2003. On March 27, 2002, the Company's Board of Directors approved a five-for-four split of the Company's common stock effective April 11, 2002 for stockholders of record as of April 8, 2002. Additionally, on August 14, 2001, the Company's Board of Directors approved a five-for-four split of the Company's common stock effective August 27, 2001 for stockholders of record as of August 24, 2001. All historical share and per share amounts have been restated to reflect these stock splits.

Earnings per Common Share—Net income per common share is computed by both the basic method, which uses the weighted average number of the Company's common shares outstanding, and the diluted method, which includes the dilutive common shares from stock options and warrants, as calculated using the treasury stock method.

Financial Instruments—The Company's financial instruments, when valued using market interest rates, would not be materially different from the amounts presented in the consolidated financial statements.

Stock-Based Compensation—The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB 25) and intends to continue to do so. Accordingly, no compensation cost has been recognized for its stock compensation arrangements. If the compensation cost for the Company's compensation plans had been determined consistent with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and net income per common and common share equivalent would have changed to the pro forma amounts indicated below:

	2003	2002	2001
Net income, as reported	$17,295,398	$11,310,030	$6,735,978
Compensation cost under fair value-based accounting method, net of tax	2,957,570	1,436,313	1,356,742
Net income, pro forma	14,337,828	9,873,717	5,379,236
Net income per common share:			
Basic:			
As reported	$0.68	$0.47	$0.30
Pro forma	0.56	0.41	0.24
Diluted:			
As reported	0.64	0.43	0.28
Pro forma	0.53	0.38	0.23

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001: dividend yield of 0%; expected volatility of 63.81%, 63.24%, and 63.48% for 2003, 2002, and 2001, respectively; risk-free interest rates ranging from 2.32% to 6.71%; and expected lives ranging from 2.33 to 4.98 years.

Statements of Cash Flows—For purposes of the statements of cash flows, the Company considers interest bearing deposits with an original maturity date of three months or less to be cash equivalents.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash and cash equivalents and accounts receivable. The Company provides credit, in the normal course of business, primarily to hospitals and independent third-party packers and distributors. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

Foreign Currency Translation Adjustment—The financial statements of the Company's foreign subsidiaries, which are included within MHI, are measured using local currencies as the functional currency, with the exception of Ireland, which uses a U.S. dollar functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are included in accumulated other comprehensive loss as a separate component of stockholders' equity.

Accumulated Other Comprehensive Loss—Accumulated other comprehensive loss consists entirely of foreign currency translation adjustments.

Recently Issued Financial Accounting Standards—In June 2002, SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, was issued. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before a liability has been incurred. The Company adopted SFAS No. 146 in the third quarter of 2003. The adoption of SFAS No. 146 did not materially impact the Company's consolidated results of operations, financial position, or cash flow.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years and interim periods ending after December 15, 2002. The disclosure provisions of SFAS No. 148 have been adopted by the Company (see

Stock-Based Compensation above). SFAS No. 148 did not require the Company to change to the fair value based method of accounting for stock-based compensation.

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity* ("SFAS No. 150") was issued in May 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity in its statement of financial position. SFAS No. 150 became effective for the Company for new or modified financial instruments beginning June 1, 2003, and for existing instruments beginning June 28, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's Consolidated Financial Statements.

In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which requires the guarantor to recognize as a liability the fair value of the obligation at the inception of the guarantee. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Management believes the Company has no guarantees that are required to be disclosed in the financial statements. The recognition provisions are to be applied on a prospective basis to guarantees issued after December 31, 2002. The adoption of the recognition provisions of FIN 45 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin ("ARB") No. 51. FIN No. 46, as revised in December 2003, addresses consolidation by business enterprises of variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN No. 46 did not have a material impact on the Company's financial statements.

Short-term Investments—Trading securities are recorded at estimated fair value with unrealized gains and losses included in miscellaneous income. The basis of cost used in determining realized gains and losses is specific identification. The estimated fair value of all securities is determined by quoted market prices.

Deferred Compensation—During 2001, the Company established certain non-qualified deferred compensation plans for eligible participants (the "deferred compensation plans"). The deferred compensation plans permit each participant to defer a portion of their salary until the future. The deferred salary may be invested on behalf of the participant in marketable securities, money market funds or the Company's own stock. However, as the Company is the owner of the invested assets, such assets are reflected in the consolidated balance sheet as cash equivalents and short-term investments at December 31, 2003. The deferred compensation obligation is classified as an accrued expense and adjusted, with a corresponding charge (or credit) to compensation cost, to reflect changes in the fair value of the underlying assets. Because the deferred compensation obligation may be settled by delivery of cash, shares of Company stock, or diversified assets, Company shares acquired are not included in basic earnings per share but are included in the calculation of diluted earnings per share. All shares of treasury stock were sold during the year ended December 31, 2002.

2. INVENTORIES

Inventories consist of the following at December 31, 2003 and 2002:

	2003	2002
Finished goods	$11,996,307	$ 8,348,940
Work-in-process	3,581,197	2,343,501
Raw materials	5,691,876	8,006,776
Total	$21,269,380	$18,699,217

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and intangibles consisted of the following at December 31, 2003 and 2002:

	2003	2002
Patents, net of accumulated amortization of $710,922 and $594,160, respectively	$ 1,502,048	$ 1,557,006
License agreements, net of accumulated amortization of $419,703 and $378,512, respectively	171,301	212,492
Trademarks (not subject to amortization)	173,043	157,662
Total	$ 1,846,392	$ 1,927,160
Cost in excess of the fair value of assets acquired (goodwill)	$ 4,764,596	$ 4,764,596

The following table reconciles net income and earnings per share information for the year ended December 31, 2001, for the non-amortization provision of goodwill for SFAS No. 142:

	Year Ended December 31, 2001
Reported net income	$6,735,978
Add back—goodwill amortization, net of tax	196,589
Adjusted net income	$6,932,567
Basic earnings per share:	
Reported earnings per common share	$ 0.30
Add back—goodwill amortization, net of tax	0.01
Adjusted earnings per common share	$ 0.31
Diluted earnings per share:	
Reported earnings per common share	$ 0.28
Add back—goodwill amortization, net of tax	0.01
Adjusted earnings per common share	$ 0.29

Aggregate amortization expense for the years ended December 31, 2003, 2002, and 2001 is approximately $158,000, $227,000, and $298,000, respectively.

Estimated amortization expense for the intangible assets for the five succeeding fiscal years is as follows:

Estimated amortization expense:	
Year ended December 31:	
2004	$ 150,000
2005	165,000
2006	165,000
2007	157,000
2008	155,000

4. INCOME TAXES

Deferred income tax assets and liabilities at December 31, 2003 and 2002 consist of the following temporary differences and carry forward items:

	Current		Long-Term	
	2003	2002	2003	2002
Deferred income tax assets:				
Allowance for uncollectible accounts receivable	$ 299,601	$ 174,700	$ –	$ –
Accrued compensation expense	627,299	509,339		
Inventory capitalization for tax purposes	198,679	107,202		
Inventory obsolescence reserve	608,078	855,315		
Tax credits			90,000	249,328
Net operating losses of subsidiaries	52,853	66,283	302,527	227,957
Other	224,560	114,846	387,839	325,117
Total deferred income tax assets	2,011,070	1,827,685	780,366	802,402
Deferred income tax liabilities:				
Prepaid expenses	(1,790,445)	(1,683,603)		
Property and equipment			(3,598,467)	(3,005,013)
Other		(817)	(202,116)	(240,545)
Net	$ 220,625	$ 143,265	$(3,020,217)	$(2,443,156)

Income tax expense differs from amounts computed by applying the statutory Federal rate to pretax income as follows:

	2003	2002	2001
Computed Federal income tax expense at statutory rate of 35%	$9,458,183	$5,866,798	$3,425,938
State income taxes	811,042	384,358	159,770
Creation of tax credits	(375,344)	(355,684)	(399,001)
Tax benefit of foreign sales corporation	(297,437)	(118,057)	(141,565)
Income of subsidiaries recorded at foreign tax rates	(92,913)	(286,424)	(63,517)
Other—including the effect of graduated rates	224,452	(38,742)	70,792
Total income tax expense	$9,727,983	$5,452,249	$3,052,417

The components of the provision for income taxes are as follows:

	2003	2002	2001
Current expense:			
Federal	$7,993,940	$3,614,502	$2,608,391
State	1,199,839	435,612	370,707
Foreign	104,219	108,400	118,471
	9,297,998	4,158,514	3,097,569
Deferred expense:			
Federal	388,854	1,029,364	(57,070)
State	47,917	139,787	(124,908)
Foreign	(6,786)	124,584	136,826
	429,985	1,293,735	(45,152)
Total	$9,727,983	$5,452,249	$3,052,417

5. REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

Revolving Credit Facility—The Company maintains a long-term revolving credit facility (the "Facility") with a bank, which enables the Company to borrow funds at variable interest rates. The credit facility was voluntarily reduced to $500,000 in August 2002. The Facility expires on June 30, 2006. The weighted average interest rate applied to the outstanding balance at December 31, 2001 was 3.42%. Under the terms of the Facility, among other things, the Company is required to maintain a ratio of total liabilities to tangible net worth not to exceed 2.0 to 1.0, maintain a ratio of current assets to current liabilities of at least 1.5 to 1.0, maintain minimum working capital of $25,000,000, and is restricted from paying dividends to shareholders. For the years ended December 31, 2003 and 2002, management of the Company believes the Company was in compliance with all debt covenants. There were no outstanding borrowings on the facility at December 31, 2003 and 2002. The Facility is collateralized by trade receivables, inventories, property and equipment, and intangible assets.

Long-term Debt—Long-term debt consists of the following at December 31, 2003 and 2002:

	2003	2002
Notes payable to financial institutions; payable in monthly installments through 2004, including interest at rates ranging from 6.26% to 8.89%; collateralized by equipment	$ 16,693	$ 416,875
Less current portion	(16,693)	(400,182)
Long-term portion	$ —	$ 16,693

6. COMMITMENTS AND CONTINGENCIES

Leases—The Company has noncancelable operating lease agreements for off-site office and production facilities and equipment. The leases for the off-site office and production facilities are for five years and have renewal options of one to five years. The terms of the leases for equipment range from five to seven years. Total rental expense on these operating leases and on the Company's manufacturing and office building (see below) for the years ended December 31, 2003, 2002, and 2001 approximated $2,568,000, $2,978,000, and $2,539,000, respectively.

In June 1993, the Company entered into a 25 year lease agreement with a developer for a manufacturing and office building. Under the agreement, the Company was granted an option to purchase the building at fair market value after 10 years and, if not exercised, after 25 years. In connection with this lease agreement, in 1993 the Company sold to the developer 10 acres of land on which the building was constructed. The $166,136 gain on the sale of the land has been recorded as a deferred credit and is being amortized as a reduction of rent expense over ten years. In connection with the lease agreement, the Company issued to the developer warrants to purchase 431,836 shares of the Company's common stock at $1.78 per share subject to carrying cost increases of 3% per year ($2.19 as of December 31, 2003). These warrants were exercised in January 2003 with total proceeds to the Company of approximately $950,000.

On December 22, 2000, the Company sold certain of its manufacturing equipment with a net carrying value of approximately $1,210,000 to a financial institution. The Company then entered into a six-year operating lease agreement for the same equipment. The approximate $70,000 gain on sale has been recorded as a deferred credit and is being amortized as a reduction of rental expense over six years.

The future minimum lease payments for operating leases as of December 31, 2003 are as follows:

2004	$ 2,445,789
2005	2,138,746
2006	2,118,793
2007	2,012,962
2008	1,465,404
Thereafter	16,241,561
Total minimum lease payments	$ 26,423,255

Irish Government Development Agency Grants—Through December 31, 2003, the Company had entered into several grant agreements with the Irish Government Development Agency of which approximately $0 remained in receivables at both December 31, 2003 and 2002. The Company has recorded the grants related to research and development projects and costs of hiring and training employees as a reduction of operating expenses in 2003, 2002, and 2001 in the amounts of approximately $-0-, $163,000, and $36,000, respectively. Grants related to the acquisition of property and equipment purchased in Ireland are amortized as a reduction to depreciation expense over lives corresponding to the depreciable lives of such property. The balance of deferred credits related to such grants as of December 31, 2003 and 2002 are approximately $1,454,000 and $710,000, respectively. During 2003, 2002, and 2001, approximately $229,000, $167,000, and $175,000, respectively, of the deferred credit was amortized as a reduction of operating expenses. There is a commitment to repay the Irish government grants received from them if the Company were to cease production in Ireland within ten years of the receipt of the last government payment. Management does not believe it will ever have to repay any of these grant monies.

Preferred Share Purchase Rights—In August 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock which entitles the holder of a Right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $40 in the event a person or group acquires, or announces an intention to acquire, 15% or more of the Company's common stock. Until such an event, the Rights are not exercisable and are transferable with the common stock and may be redeemed at a price of $.0001 per Right.

Litigation—In the ordinary course of business, the Company is involved in litigation and claims which management believes will not have a materially adverse effect on the Company's financial position or results of operations. During 2003, the Company recorded a gain from the settlement of a legal dispute of approximately $475,000 which is included in miscellaneous income.

7. EARNINGS PER COMMON SHARE (EPS)

The following table sets forth the computation of basic and diluted earnings per common share:

	Net Income	Shares	Per Share Amount
Year ended December 31, 2003:			
Basic EPS	$17,295,398	25,401,445	$ 0.68
Effect of dilutive stock options and warrants		1,632,519	
Diluted EPS	$17,295,398	27,033,964	$ 0.64
Year ended December 31, 2002:			
Basic EPS	$11,310,030	24,226,100	$ 0.47
Effect of dilutive stock options and warrants		2,012,350	
Diluted EPS	$11,310,030	26,238,450	$ 0.43
Year ended December 31, 2001:			
Basic EPS	$ 6,735,978	22,537,975	$ 0.30
Effect of dilutive stock options and warrants		1,336,843	
Diluted EPS	$ 6,735,978	23,874,818	$ 0.28

For the years ended December 31, 2003, 2002, and 2001, approximately 449,000, -0-, and 486,000 respectively, of stock options were not included in the computation of diluted earnings per share because they would have been antidilutive.

8. EMPLOYEE STOCK PURCHASE PLAN AND STOCK OPTIONS AND WARRANTS

The Company offers to its employees an Employee Stock Purchase Plan ("ESPP") which allows the employee on a quarterly basis to purchase shares of the Company's common stock at the lesser of 85% of the market value on the offering commencement date or offering termination date. The Company has a qualified and a non-qualified ESPP, which expire on June 30, 2006. The total number of shares available to employees to purchase under the qualified plan is 1,194,444 of which 788,184 have been purchased as of December 31, 2003. The total number of shares available to employees to purchase under the non-qualified plan is 194,444 of which 43,347 have been purchased as of December 31, 2003.

The Company has a long-term incentive plan which provides for the issuance of incentive stock options, nonstatutory stock options, and certain corresponding stock appreciation rights. The maximum number of shares of common stock for which options may be granted is 11,111,111. Options may be granted to directors, officers, outside consultants, and key employees of the Company and may be granted upon such terms and such conditions as the Compensation Committee in its sole discretion shall determine. Options vest 20% per year over either a 4.5 or 5 year life with contractual lives of 5 and 10 years, respectively. In no event, however, shall the exercise price be less than the fair market value on the date of grant.

Changes in stock options and warrants (see Note 6) for the years ended December 31, 2003, 2002, and 2001 are as follows:

	Options		Warrants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
2003:				
Granted	1,532,061	$13.33		
Exercised	976,019	2.84	431,836	2.19
Forfeited/expired	49,487	5.66		
Outstanding at December 31	4,188,474	7.63		
Exercisable	1,529,679	5.67		
Weighted average fair value of options granted during year		$7.46		
Weighted average fair value of shares issued under Employee Stock Purchase Plan		$2.67		

	Options		Warrants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
2002:				
Granted	148,889	$9.47		
Exercised	876,427	2.20		
Forfeited/expired	50,854	3.92		
Outstanding at December 31	3,681,919	3.96	431,836	$2.19

	Options		Warrants	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
2001:				
Granted	2,515,358	$4.52		
Exercised	2,302,843	2.18		
Forfeited/expired	552,055	2.96		
Outstanding at December 31	4,460,311	3.44	431,836	$2.13
Exercisable	1,431,940	2.06	431,836	2.13
Weighted average fair value of options granted during year		$2.47		
Weighted average fair value of shares issued under Employee Stock Purchase Plan		$0.46		

The following table summarizes information about stock options and warrants outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Options:					
$1.62 — $2.07	1,356,225	5.08	$ 1.95	664,455	$ 1.83
$2.12 — $7.61	1,178,505	7.25	6.55	513,448	5.57
$8.86 — $10.47	1,204,404	9.07	9.83	261,776	10.11
$21.67 — $21.67	449,340	9.95	21.67	90,000	21.67

9. SEGMENT REPORTING AND FOREIGN OPERATIONS

During the years ended December 31, 2003, 2002, and 2001, the Company had foreign sales of approximately $34,263,000, $27,062,000, and $23,801,000 or approximately 25%, 23%, and 23%, respectively, of total sales, primarily in Japan, Germany, France, and the United Kingdom.

The Company operates primarily in one segment in which it develops, manufactures, and markets disposable medical products, principally for use in the diagnosis and treatment of cardiovascular disease. Major operations outside the United States include a manufacturing facility in Ireland, a distribution facility in the Netherlands, and sales subsidiaries in Europe. The following is a summary of the Company's foreign operations by geographic area for fiscal years 2003, 2002, and 2001:

	Sales to Unaffiliated Customers	Transfers Between Geographic Areas	Revenue	Net Income (Loss)	Identifiable Assets
Fiscal year ended December 31, 2003:					
United States, Canada, and international distributors	$115,847,199	$ 1,891,109	$117,738,308	$16,620,172	$ 88,876,413
Europe direct and European distributors	20,106,309	9,374,000	29,480,309	351,019	18,424,101
Eliminations		(11,265,109)	(11,265,109)	324,207	
Consolidated	$135,953,508	$ –	$135,953,508	$17,295,398	$107,300,514
Fiscal year ended December 31, 2002:					
United States, Canada, and international distributors	$ 99,694,349	$ 1,787,099	$101,481,448	$11,415,816	$ 65,104,920
Europe direct and European distributors	16,532,852	9,077,730	25,610,582	117,886	13,200,294
Eliminations		(10,864,829)	(10,864,829)	(223,672)	
Consolidated	$116,227,201	$ –	$116,227,201	$11,310,030	$ 78,305,214
Fiscal year ended December 31, 2001:					
United States, Canada, and international distributors	$ 89,208,943	$ 1,770,388	$ 90,979,331	$ 7,807,510	$ 57,151,956
Europe direct and European distributors	14,826,863	6,101,400	20,928,263	(884,181)	9,506,859
Eliminations		(7,871,788)	(7,871,788)	(187,351)	
Consolidated	$104,035,806	$ –	$104,035,806	$ 6,735,978	$ 66,658,815

Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Net income by geographic areas reflects foreign earnings reported by the foreign entities. Identifiable assets are those assets that can be directly associated with a particular foreign entity and thus do not include assets used for general corporate purposes.

10. ROYALTY AGREEMENTS

Pursuant to a 1992 settlement agreement, the Company entered into a license agreement with another medical product manufacturer (the "Licensor"), whereby the Licensor granted to the Company a nonexclusive right and license to manufacture and sell products which are subject to the patents issued to the Licensor. The license agreement will terminate upon the expiration or invalidation of the last related patents. For the rights and license granted under the agreement, the Company paid the Licensor a nonrefundable prepaid royalty in the amount of $600,000. In addition to the prepaid royalty, the Company agreed to pay the Licensor a continuing royalty of 5.75% of sales (which will not exceed $450,000 for any calendar year) made in the United States, of products covered by the license agreement. Royalties of $450,000 were paid or accrued in each of the years ended December 31, 2003, 2002, and 2001.

During 2002, the Company entered into a license agreement with another medical product manufacturer (the "Licensor"), whereby the Licensor granted to the Company an exclusive worldwide license to manufacture and sell products which are subject to the patents issued to the Licensor. For the rights and license granted under the agreement, the Company agreed to pay the Licensor a royalty of 5% of net sales, which will not exceed $62,500 for calendar year 2003 and $75,000 per year for calendar year 2004 through 2006.

11. EMPLOYEE BENEFIT PLAN

The Company has a contributory 401(k) savings and profit sharing plan (the "Plan") covering all full-time employees who are at least 18 years of age. The Plan has no minimum service requirement. The Company may contribute at its discretion matching contributions based on the employees' compensation. Contributions made by the Company to the Plan for the years ended December 31, 2003, 2002, and 2001 totaled approximately $629,000, $499,000, and $361,000, respectively.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly data for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Quarter Ended			
2003	**March 31**	**June 30**	**September 30**	**December 31**
Net sales	$31,741,573	$34,577,305	$34,506,889	$35,127,741
Gross profit	13,271,189	15,180,921	15,977,441	16,294,241
Income from operations	4,965,240	6,351,453	7,084,321	7,228,398
Income tax expense	2,081,644	2,404,031	2,557,307	2,685,001
Net income	3,752,197	4,205,546	4,651,887	4,685,768
Basic earnings per common share	0.15	0.17	0.18	0.18
Diluted earnings per common share	0.14	0.16	0.17	0.17
2002				
Net sales	$28,672,168	$28,789,370	$29,341,129	$29,424,534
Gross profit	11,151,780	12,033,078	12,556,666	12,773,949
Income from operations	3,483,243	4,104,019	4,624,051	4,564,175
Income tax expense	1,095,974	1,376,107	1,509,412	1,470,756
Net income	2,326,907	2,701,814	3,125,403	3,155,906
Basic earnings per common share	0.10	0.11	0.13	0.13
Diluted earnings per common share	0.09	0.10	0.12	0.12
2001				
Net sales	$26,788,373	$26,264,015	$25,694,128	$25,289,290
Gross profit	9,219,374	9,426,157	9,725,611	9,726,620
Income from operations	2,083,229	2,177,236	2,730,338	2,948,823
Income tax expense	460,737	785,935	854,528	951,217
Net income	1,186,425	1,858,793	1,744,996	1,945,764
Basic earnings per common share	0.06	0.08	0.08	0.08
Diluted earnings per common share	0.06	0.08	0.07	0.07

* * * * * *

SUPPLEMENTARY FINANCIAL DATA

The supplementary financial information required by Item 302 of Regulation S-K is contained in Note 12 to the Consolidated Financial Statements of the Company set forth above.

Item 9. Changes and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

(a) Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to our Company (including its consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act

There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.

PART III

Item 10, 11, 12, 13 and 14

These items are incorporated by reference to the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders scheduled for May 25, 2004. The definitive Proxy Statement will be filed with the Commission not later than 120 days after December 31, 2003, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8–K.

(a) Documents filed as part of this report:

(1) Financial Statements. The following consolidated financial statements and the notes thereto, and the Independent Auditors' Report are incorporated by reference as provided in Item 8 of this report:

— Independent Auditors' Report

— Consolidated Balance Sheets as of December 31, 2003 and 2002

— Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2000

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003, 2002 and 2001

—

— Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001

— Notes to Consolidated Financial Statements

(2) Financial Statement Schedule

— Schedule II - Valuation and qualifying accounts

VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

Description	Balance at Beginning of Year	Additions Charged to Costs Expenses	Deductions	Balance at End of Year
ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS:				
2001	$ (440,275)	$ (50,892)	$ 82,316	$ (408,851)
2002	(408,851)	(81,026)	13,583	(476,294)
2003	(476,294)	(322,454)	49,745	(749,003)
RESERVE FOR INVENTORY OBSOLESCENCE:				
2001	$ (1,986,315)	$ (3,119,864)	$ 1,710,818	$ (3,395,361)
2002	(3,395,361)	(1,830,633)	2,457,572	(2,768,422)
2003	(2,768,422)	(931,430)	1,322,641	(2,377,211)

All other schedules have been omitted because they are not required, not applicable, or the information is otherwise set forth in the financial statements or notes thereto.

(b) Reports on Form 8–K:

Form 8-K	Date of Event	Description
Item 12 & 7	10-24-03	Company's financial and operating results for the quarter ended September 30, 2003

(c) Exhibits:

The following exhibits required by Item 601 of Regulation S–K are filed herewith or have been filed previously with the SEC as indicated below:

	Description	Exhibit No.
3.1	Articles of Incorporation of the Company, as amended and restated*	[Form 10-Q filed August 14, 1996, Exhibit No. 1]
3.2	Bylaws of the Company*	[Form S–18 filed October 19, 1989, Exhibit No. 2]
4	Specimen Certificate of the Company's Common Stock, no par value*	[Form S–18 filed October 19, 1989, Exhibit No. 10]
10.1	Merit Medical Systems, Inc. Long Term Incentive Plan (as amended and restated) dated March 25, 1996*	[Form 10-Q filed August 14, 1996, Exhibit No. 2]
10.2	Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (as amended) effective January 1, 1991*	[Form S–1 filed February 14, 1992, Exhibit No. 8]
10.3	License Agreement, dated April 8, 1992 between the Company and Utah Medical Products, Inc.*	[Form S–1 filed February 14, 1992, Exhibit No. 5]
10.4	Lease Agreement dated as of June 8, 1993 for office and manufacturing facility*	[Form 10–K for year ended December 31, 1994, Exhibit No. 10.5]
10.5	Amended and Restated Loan Agreement with Zion's First National Bank dated August 11, 1999	[Form 10-K for year ended December 31, 1995, Exhibit No. 10.5
10.6	Amendment to Loan Agreement with Zion's First National Bank 3/11/2002*	Form 10-K for year ended December 31, 2000, Exhibit No. 10.6]
10.7	Fifth Amendment to Loan Agreement with Zion's First National Bank dated November 15, 2002*	[Form 10-K for year ended December 31, 2003, Exhibit No. 10.7]
10.8	Employment agreement between the Company and Fred P. Lampropoulos*	[Form 10-K for year ended December 31, 2003, Exhibit No. 10.8]
10.9	Employment agreement between the Company and Kent W. Stanger*	[Form 10-K for year ended December 31, 2003, Exhibit No. 10.9]
10.10	Employment agreement between the Company and B. Leigh Weintraub*	[Form 10-K for year ended December 31, 2003, Exhibit No. 10.10]
10.11	Employment agreement between the Company and Brian Ferrand*	[Form 10-K for year ended December 31, 2003, Exhibit No. 10.11]
10.12	Amended and Restated Deferred Compensation plan	Filed herewith
21	Subsidiaries of Merit Medical Systems, Inc.	Filed herewith

23.1	Consent of Independent Auditors	Filed herewith
31.1	Certification of Chief Executive Officer	Filed herewith
31.2	Certification of Chief Financial Officer	Filed herewith
32.1	Certification of Chief Executive Officer	Filed herewith
32.2	Certification of Chief Financial Officer	Filed herewith

* These exhibits are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2004.

MERIT MEDICAL SYSTEMS, INC.

By: /s/: FRED P. LAMPROPOULOS
Fred P. Lampropoulos, President and
Chief Executive Officer

ADDITIONAL SIGNATURE AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 10, 2004. In addition, each person whose signature to this report appears below hereby constitutes and appoints Fred P. Lampropoulos and Kent W. Stanger, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this report, and any and all instruments or documents filed as part of or in connection with this report or the amendments thereto and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Signature	Capacity in Which Signed
/s/: FRED P. LAMPROPOULOS Fred P. Lampropoulos	President, Chief Executive Officer and Director
/s/: KENT W. STANGER Kent W. Stanger	Chief Financial Officer, Secretary, Treasurer and Director (Principal financial and accounting officer)
/s/: RICHARD W. EDELMAN Richard W. Edelman	Director
/s/: REX C. BEAN Rex C. Bean	Director
/s/: JAMES J. ELLIS James J. Ellis	Director
/s/: MICHAEL E. STILLABOWER Michael E. Stillabower	Director

Corporate Information

EXECUTIVE OFFICERS

Fred P. Lampropoulos
Chairman, Chief Executive Officer

Kent W. Stanger
Chief Financial Officer, Secretary-Treasurer

Leigh Weintraub
Chief Operating Officer

Brian L. Ferrand
Vice President, Sales

Rashelle Perry
Chief Legal Officer

Gregory L. Barnett
Chief Accounting Officer

BOARD OF DIRECTORS

Fred P. Lampropoulos
Chairman, Chief Executive Officer

Kent W. Stanger
Chief Financial Officer, Secretary-Treasurer

Rex C. Bean
Private Investor
Ogden, Utah

Richard W. Edelman
Managing Director and Dallas Branch Manager
Sanders Morris Harris
Dallas, Texas

James J. Ellis
Managing Partner
Ellis/Rosier & Associates
Dallas, Texas

Michael E. Stillabower, M.D.
Director, Cardiovascular Research
Christiana Hospital
President, Cardiology Consultants PA
Wilmington, Delaware



ANNUAL REPORT | *Merit Medical Systems, Inc.*

CORPORATE OFFICES
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095
(801) 253-1600

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Salt Lake City, Utah

LEGAL COUNSEL
Parr Waddoups Brown Gee & Loveless
Corporate Counsel
Stoel Rives LLP
Securities Counsel
Workman, Nydegger & Seeley
Intellectual Property Counsel

FORM 10-K
Merit Medical Systems, Inc. filed an annual report on Form 10-K with the Securities and Exchange Commission for the fiscal year ended December 31, 2003. A copy may be obtained by written request from Kent W. Stanger, CFO, at the Company's offices.

ANNUAL MEETING
All shareholders are invited to attend our Annual Meeting on Tuesday, May 25, 2004 at 3:00 p.m. at the Company's corporate offices in South Jordan, Utah.

STOCK TRANSFER AGENT/REGISTRAR
Zions First National Bank
Stock Transfer Department
P. O. Box 30880
Salt Lake City, Utah 84130

MARKET INFORMATION
The Company's common stock is traded on the NASDAQ National Market System under the symbol "MMSI." As of March 10, 2004, there were 26,095,533 shares of common stock outstanding. The following chart sets forth the high and low closing sale prices for the Company's common stock for the last two years:

	High	Low
2003		
First Quarter	$11.86	$ 9.14
Second Quarter	12.30	10.08
Third Quarter	18.00	10.92
Fourth Quarter	24.00	16.17
2002		
First Quarter	$ 9.88	$ 6.28
Second Quarter	11.88	8.21
Third Quarter	12.06	8.72
Fourth Quarter	13.95	10.28

As of March 10, 2004, the Company had approximately 214 shareholders of record, not including shareholders whose shares are held in securities position listings.

The Company has never declared or paid any cash dividends on its common stock. The Company intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

INVESTOR RELATIONS CONTACT
Anne-Marie Wright
Director, Corporate Communications
(801) 253-1600

FOR MORE INFORMATION, CONTACT
Kent W. Stanger, Chief Financial Officer
Merit Medical Systems, Inc.
(801) 253-1600



Custom Kit Line


MERIT MEDICAL

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, Utah 84095

801-253-1600

www.merit.com